As filed with the Securities and Exchange Commission on August 20, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ARCSOFT, INC.

(Exact name of registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation)	7373	77-0370297
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

46601 Fremont Boulevard

Fremont, CA 94538

(510) 440-9901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hui (Michael) Deng

Chief Executive Officer

ArcSoft, Inc.

46601 Fremont Boulevard

Fremont, CA 94538

(510) 440-9901

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, California 94304-1115 (650) 233-4500	David J. Johnson, Jr., Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, CA 90071 (213) 430-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.0001 par value per share	$46,000,000	$5,829

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 20, 2004

PROSPECTUS

                     Shares

Common Stock

This is ArcSoft, Inc.’s initial public offering. ArcSoft, Inc. is selling all of the shares of common stock.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing the offering, we expect the common stock will be quoted on the Nasdaq National Market under the symbol “ARCT.”

Investing in the common stock involves risks. See “ Risk Factors” beginning on page 5.

PRICE $     PER SHARE

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to ArcSoft, Inc.	$	$

The underwriters may also purchase up to an additional                      shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the shares on or about                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RBC CAPITAL MARKETS

NEEDHAM & COMPANY, INC.

A.G. EDWARDS

                    , 2004

ArcSoft

Enabling the digital future

...by providing a complete suite of solutions for the entire digital media lifecycle.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

ArcSoft, ArcSoft Collage Creator, ArcSoft Funhouse, ArcSoft Greeting Card Creator, ArcSoft Panorama Maker, ArcSoft PhotoBase, ArcSoft PhotoImpression, ArcSoft PhotoMontage, ArcSoft PhotoPrinter, ArcSoft ShowBiz, ArcSoft VideoImpression, PhotoStudio and the ArcSoft logo are our registered trademarks. ArcSoft DVD SlideShow, ArcSoft Media Card Companion, ArcSoft MediaMirror, ArcSoft Multimedia Email, ArcSoft QuickDVD, ArcSoft ShowBiz designs, ArcSoft TotalMedia and ArcSoft VideoStabilizer are our trademarks. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

i

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.” In this prospectus, “ArcSoft,” “we,” “us” and “our” refer to ArcSoft, Inc. and its subsidiaries and not to the underwriters.

ArcSoft

Our Business

We are a leading developer and provider of digital media software and firmware solutions for PC, PC-peripheral, mobile phone, consumer electronics and home entertainment manufacturers to bundle with, or embed within their products. We offer an extensive portfolio of software, firmware and media compression technologies that address each stage of the digital media lifecycle, enabling consumers to capture, create, edit, store, present and distribute digital photo, music and videos. Our products are designed to enable original equipment manufacturers, or OEMs, to meet customer demands for easy-to-use photo, video and audio functionality. We are able to deliver high-quality, cost-effective customized solutions by leveraging our development centers in China.

We began our operations in 1994 and introduced our first digital imaging software product in 1995. Examples of our major products for PC and mobile devices include PhotoImpression, a photo editing application, PhotoBase, a digital media management and presentation application, and ShowBiz DVD, a video editing and DVD authoring application. In addition, we also provide customized solutions that are incorporated into high-volume PC-peripherals, consumer electronics devices and home entertainment products such as printers, digital still and video cameras, mobile phones, set-top boxes and DVD players and recorders.

We derive substantially all of our revenue from license fees from our OEM customers. We collaborate closely with many large device manufacturers such as Canon, Epson, Hewlett-Packard, Matsushita (Panasonic brands), Motorola, Nikon and palmOne (formerly known as Palm). We design and develop software and firmware for our OEM customers, which we believe enables them to differentiate their products from those of their competitors through price and features.

Market Opportunity

There has been a significant increase in consumer and business demand for digital technologies that provide flexibility in the creation, editing, storage, presentation and distribution of media content. While PCs have traditionally served as the primary platform for digital media technologies, the increased capacity and performance and decreased size and costs of storage media and microprocessors have enabled users to access digital media content on and share information among smaller devices, such as mobile phones, consumer electronics and home entertainment devices. Communication between these devices and use of the digital media content on these devices requires enabling technologies that can support all forms of digital media content, including photo, video and audio.

Device manufacturers have responded to these consumer demands by adding new photo, video and audio functionality to their products. Few leading device manufacturers currently choose to develop digital media software in-house because it is complex and difficult to develop or continuously update, particularly in the rapidly changing consumer electronics and home entertainment device markets. Most manufacturers outsource development to third parties and expect these suppliers to help differentiate their products by developing high-quality software and firmware more efficiently and cost-effectively. We believe there is an opportunity for a single provider with the technological expertise to provide a comprehensive and cost-effective OEM solution.

The ArcSoft Solution

Key elements of our solution include the following:

•	Comprehensive Portfolio of Solutions for the Entire Digital Media Lifecycle. We have built an extensive product portfolio, providing functionality at each point of the digital media lifecycle that enables capturing, creating, editing, storing, presenting and distributing of digital media.

•	Reliable and High-Quality Solutions Based on Core Technologies. Our experience and focus on development and deliverability enables us to provide reliable, high-quality software applications, firmware and media compression and decompression technologies, or codecs.

•	Rapid Time to Market and Cost-Effective Engineering to Address OEM and Consumer Demands. Our highly qualified engineering team based in China enables us to rapidly deliver solutions at attractive price points through a proven development and distribution system.

•	Focus on Ease-of-Use Reduces Costs. Our products and technologies are designed to address customer needs and market trends, incorporate an easy-to-use interface and require a minimal number of actions to perform a particular task.

•	Close Collaboration With Customers and Extensive Customization Services. We collaborate closely with our OEM customers to ensure that our products enhance the functionality of each specific device and are delivered on schedule to meet timing objectives and to help reduce customer returns and support.

Our Strategy

The principal elements of our strategy are to:

•	Expand our customer base and leverage our relationships;

•	Extend our product portfolio and core technologies in our existing markets;

•	Extend our core technologies into next-generation embedded and wireless markets;

•	Continue to develop talented engineering personnel and efficient processes; and

•	Pursue strategic relationships and acquisitions.

Principal Executive Offices

We were incorporated in California in May 1994 and intend to reincorporate in Delaware prior to completion of this offering. Our headquarters are located at 46601 Fremont Boulevard, Fremont, California 94538 and our telephone number is (510) 440-9901. Our website address is www.arcsoft.com. The information in our website is not part of this prospectus.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds after expenses

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to expand our research and development and sales and marketing activities and to acquire complementary technologies or businesses. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“ARCT”

Unless otherwise stated, all information in this prospectus assumes:

•	our reincorporation in Delaware upon completion of this offering;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon completion of this offering;

•	the exercise of warrants outstanding as of June 30, 2004, to purchase 60,000 shares of our preferred stock at an exercise price of $1.50 per share; and

•	no exercise of the over-allotment option granted to the underwriters.

The number of shares of common stock to be outstanding immediately after this offering is based upon 26,300,399 shares of common stock outstanding as of June 30, 2004 and excludes:

•	4,187,547 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2004, at a weighted average exercise price of $1.49 per share;

•	the conversion of all outstanding convertible promissory notes and interest accrued as of , 2004 into shares of common stock, which notes are convertible at the election of the noteholder. Assuming an initial public offering price of $ per share, a conversion price of $ per share and the completion of this offering prior to , 2004, these promissory notes would convert into shares of common stock; and

•	shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan.

As of June 30, 2004, 664,329 shares remained available for future issuance under our 2000 stock option plan. Upon completion of this offering, no shares of common stock will remain available for option grants under this plan.

For additional information regarding these shares, see “Management — Employee Benefit Plans.”

Summary Consolidated Financial Data

The following table presents our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Years Ended June 30,
	2000	2001	2002	2003	2004
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$8,846	$12,429	$13,360	$14,574	$19,043
Internet services revenue	—	2,224	5,580	4,252	3,044

Total revenue	8,846	14,653	18,940	18,826	22,087

Costs and expenses:
Cost of product revenue	2,084	1,531	1,717	2,388	3,932
Cost of internet services revenue	—	1,848	2,868	2,744	1,877
Engineering and development	2,527	3,846	6,606	6,630	6,811
Selling and marketing	2,546	4,917	5,902	4,927	6,067
General and administrative	2,852	4,149	5,761	3,034	3,030

Total costs and expenses	10,009	16,291	22,854	19,723	21,717

Income (loss) from operations	$(1,163)	$(1,638)	$(3,914)	$(897)	$370

Net loss	$(1,275)	$(1,985)	$(4,251)	$1,908	$(536)

Basic and diluted loss per share	$(0.06)	$(0.10)	$(0.21)	$(0.09)	$(0.02)

Shares used in computation of basic and diluted net loss per share (1)	19,859	19,890	20,139	21,772	21,961

	As of June 30, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,732	$
Working capital (deficiency)	(533)
Total assets	8,537
Convertible notes payable and capital lease obligations	2,141
Total stockholders’ equity	609

The preceding table presents a summary of our balance sheet data as of June 30, 2004:

•	on an actual basis; and

•	on a pro forma basis to give effect to the conversion of all of our outstanding shares of convertible preferred stock and the exercise of all outstanding warrants to purchase preferred stock, as adjusted to further reflect the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(1)	The diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock, as well as common stock subject to repurchase rights held by us, as their effect would be antidilutive. See notes 1 and 7 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related To Our Business

We have incurred losses since inception and may not achieve profitability in the future.

We have incurred significant net losses on an annual basis since our inception and, at June 30, 2004, we had accumulated losses of approximately $11.9 million. We intend to significantly increase our engineering and development and sales and marketing expenses as we expand our operations. In addition, we expect general and administrative expenses to increase as we expand our operations and assume the responsibilities of a public company. If we do not achieve profitability or if we fail to meet the expectations of securities analysts or investors, the market price of our common stock will likely decline. The revenue and income potential of our business and market are unproven. In addition, our revenue may not continue to increase at historical rates.

If we fail to develop and introduce new products and product enhancements rapidly and successfully, our ability to attract and retain customers could be impaired, and our competitive position and operating results may be harmed.

We operate in a highly competitive, rapidly changing business environment. Our future success depends on our ability to develop and introduce new products and product enhancements in a timely and cost-effective manner. The development of new products can be highly complex. We have experienced delays in completing the development and introduction of new products in the past. For example, in 2003, we experienced a delay in the introduction of our dual layer DVD product. As our products integrate new, more advanced functions, they become more complex and increasingly difficult to design and develop. Successful software product development and introduction by us depends on a number of factors, including:

•	accurate prediction of market requirements and evolving standards, including input standards and operating systems for consumer electronics and other devices;

•	development of advanced technologies and capabilities;

•	compatibility of our products with multiple operating systems and processor types and across multiple devices;

•	timely completion and introduction of new product designs that successfully incorporate market requirements;

•	our ability to recruit and retain highly qualified cost-effective engineers and scientists for our development centers in China; and

•	market acceptance of the new products.

Any delays in the timely release of our new products and product enhancements could harm our competitive position. In addition, we have limited resources and must make strategic decisions about how best to allocate our resources to position ourselves for changes in our target markets. We may, from time to time, allocate resources to projects or markets that do not develop as rapidly or fully as we expect. We may not develop or introduce new products or product enhancements in time to take advantage of market opportunities or achieve a significant or sustainable level of acceptance in new or existing markets. If any of these were to occur, our competitive position, results of operations and financial condition would be harmed.

We have experienced market-driven pricing pressures as our customers attempt to reduce their costs. We expect these pricing pressures to continue, which could result in a decline in license fees for our products. To offset these declines, we intend to develop and introduce new products that incorporate more advanced technology and include more advanced features that we can license at higher prices. However, if we are unable to successfully develop and introduce these new products, or if our customers are unwilling to license these products or to pay higher prices for these products, our operating results will be harmed.

We have relied, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue, and our revenue could decline due to a delay in sales by or the loss of any of these customers.

Our operating results depend on sales to a limited number of large customers. We expect to continue to depend on a relatively small number of customers for a substantial portion of our total revenue for the foreseeable future. The table below presents the percentage of total revenue during the fiscal year ended June 30, 2004 for our customers that each accounted for more than 10% of our total revenue:

Fiscal Year Ended June 30, 2004
Hewlett-Packard	25.3%
Matsushita	11.2
Canon	10.6

In fiscal 2003, our ten largest customers together accounted for approximately 77.3% of our total revenue. In fiscal 2004, our ten largest customers together accounted for approximately 78.5% of our total revenue. If we fail to successfully sell our products to one or more of our significant customers in any particular period, if we lose a significant customer or if a significant customer does not renew its license of our products, our revenue would be negatively impacted and our operating results would be harmed. For example, a division of Hewlett-Packard recently elected not to renew its license agreement for our ShowBiz-related products. As a result, we expect our revenue from Hewlett-Packard may decline significantly.

Because a larger portion of our revenue is derived from a limited number of customers, our accounts receivables are also generally concentrated among a limited number of customers. If our customers dispute the accounts receivables, suffer financial difficulties or are otherwise unable to pay the balance, our results of operations would be harmed. If consolidation occurs among the personal computer, mobile device, consumer electronics and home entertainment original equipment manufacturers, or OEMs, our revenue may become even more concentrated among a small number of customers.

We have historically depended, and expect to continue to depend, on a limited number of products for a substantial portion of our revenue. If any of these products fails to gain or maintain broad market acceptance or if a competitor is successful in selling a competing product to our customers, our revenue will suffer.

We have historically generated a substantial portion of our revenue from a limited number of products. The table below presents the percentage of total revenue during the fiscal year ended June 30, 2004 for our products that each accounted for more than 10% of our total revenue.

Fiscal Year Ended June 30, 2004
ShowBiz	21.4%
PhotoImpression	19.6

We expect that a limited number of products will continue to account for a substantial portion of our revenue. Any decline in demand for any one of these products, or the failure of any one of these products to achieve market acceptance, would reduce our operating results and harm our business.

In addition, our website design and management business has in the past accounted for a large portion of our revenue. For the fiscal years ended June 30, 2002, 2003 and 2004, these services accounted for approximately 29.5%, 22.6% and 13.8% of our total revenue, respectively. Although we have maintained a limited team to maintain these services, we have refocused our resources on the development of digital media software and firmware and expect to continue to experience a significant decline in revenue from these services.

If we fail to maintain or expand our relationships with our existing OEM customers, or establish relationships with new customers, our business would suffer.

The industries in which our OEM customers operate are highly concentrated. As a result there are a limited number of potential new large OEM customers in each of our market segments. Our success is dependent upon our ability to maintain and expand our customer relationships with our large OEM customers and establish relationships with those that are not currently our customers. If we are unable to maintain or expand our relationships with existing customers or are unable to develop relationships with new customers, our business and results of operations will suffer. In addition, if our competitors offer our OEM customers more favorable terms than we do, or if their products are superior to ours, we may be unable to maintain, expand and establish customer relationships with these large OEM customers. The loss of any of our large OEM customers, or a significant decrease in revenue from these customers, would harm our business and results of operations.

If our OEM customers are unable to successfully sell their products incorporating our software or technology, our business and operating results would suffer.

We derive substantially all of our revenue from license fees generated from our OEM customers. License fees are based on the number of products they sell that contain our software or technology. Generally, our agreements with our customers do not contain minimum purchase commitments and are of limited duration or are terminable with little or no notice. As a result, even if a customer selects our software or technology to incorporate into its product, if the customer is not successful in selling its product, we will receive little or no revenue from that customer with respect to our software or technology.

A cancellation or change in plans by a customer, whether due to lack of market acceptance of its products or otherwise, could cause us to lose sales that we had anticipated. In addition, certain of our license agreements provide that if we charge another customer a lower royalty fee for the same product that is the subject of the license, the licensee may have the right to obtain the lower royalty fee for the licensing of the product. Also, our business and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our software or technology. Any significant decline in unit sales by our customers, as a result of changing markets, competition or for any other reason, would reduce our revenue and harm our business.

We face risks related to our operations in China, including risks associated with operating in an uncertain political, economic and legal environment.

Our development centers in China are subject to the laws of the People’s Republic of China, which exposes us to political, economic and legal uncertainties and risks. For example, enforcement of contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement of a judgment of a Chinese court or an arbitration award. China does not have treaties or arrangements providing for the recognition and enforcement of judgments of the courts of the United States or most Western countries, and therefore recognition and enforcement in China of judgments obtained in those jurisdictions may be impossible. Further, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Moreover, some rules or policies are not published and thus it may be difficult for foreign investors to be aware of these rules or policies. With the promulgation and implementation of the PRC Administrative License, the transparency of China’s governmental administration may improve. However, as this law has only been in effect since July 1, 2004, we cannot predict when or if it will result in significant improvements.

China has adopted a broad range of related laws, administrative rules and regulations that govern the conduct and operations of foreign investment enterprises, including our development centers in China, and restrict the ability of foreign companies, such as us, to conduct business in China. These laws, rules and regulations subject foreign companies and foreign investment enterprises to a set of restrictions which may not always apply to domestic companies in China. Although China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as Chinese domestic companies as a result of China’s entry into the World Trade Organization, these special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises may still impose additional restrictions on the ability of foreign companies to conduct business in China and place us at a competitive disadvantage in relation to Chinese domestic companies. Moreover, as China’s legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors and companies.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

In October 2000, China’s Ministry of Information Industry issued a regulation that prohibits the production or sale of software, either imported or domestically produced, unless the software is registered with the Chinese government. Our software licensing activity in China is subject to this regulation and we have registered our software that we sell in China with the Chinese government. If the government prohibits licenses of our software in China pending registration, or if we fail in our efforts to register our software, we could be prohibited from developing or licensing our software in China, which would harm our business and financial condition.

The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

We rely on our engineering team and development centers in China, and if the costs associated with our operations in China increase or if we are required to relocate our development centers outside of China, our competitive position could be harmed.

Our engineering organization consists of an engineering management team in our U.S. headquarters as well as our development centers in China. We rely heavily on our China development centers and intend to continue to expand our engineering base in China. If we are unable to continue to attract qualified engineers in China, the costs associated with our development centers increase, or we are required to relocate our development centers outside of China, our research and development expenses would substantially increase and our competitive position, results of operations and financial condition would be harmed.

Fluctuations in our quarterly and annual operating results could cause the market price of our common stock to decline.

Our revenue and operating results have fluctuated in the past, and will likely fluctuate in the future. Our operating results in some quarters may not meet the expectations of stock market analysts or investors, which could cause the market price for our stock to decline. Fluctuations in our operating results would likely result in volatility in the market price of our common stock. A number of factors may cause our operating results to fluctuate or fall short of our expectations, including:

•	the announcement, introduction or delay of new or enhanced products or services by us, our competitors or both;

•	changing consumer preferences and needs;

•	the development of replacement technologies or devices;

•	delays in signing contracts with customers;

•	delays in recognizing revenue as a result of delays in receiving reports from our customers detailing their product sales and our related royalties;

•	our customers’ failure to ship and sell products incorporating our software, whether because of their inability to obtain components to manufacture their products, lack of end-user demand for their products or for any other reason;

•	pricing changes by us, our competitors or our customers;

•	changes in the portion of our revenue attributable to particular products or particular customers;

•	any decision not to renew a customer contract or an inability to renew a customer contract on acceptable terms;

•	fluctuations in our costs and expense levels;

•	foreign currency exchange rate fluctuations, including the exchange rate between U.S. dollars and Chinese renminbi, which we use to pay our employees in China;

•	sales cycle fluctuations;

•	unexpected events such as war, terrorism or health concerns, such as SARS, that affect business activity and consumer spending; and

•	general economic and political conditions.

Fluctuations in our operating results may cause fluctuations in the market price of our common stock.

Our sales cycle is lengthy and unpredictable, which in turn may affect our operating results in any given period.

Although our customers generally need to react quickly to changing market demands, an OEM’s decision as to which products to integrate into is significant. The development of a business relationship with a potential customer can be a lengthy process, spanning three months or more. The sales cycle often involves multiple divisions within a potential customer’s organization and multiple layers of management, thus making our sales process relatively complicated and long. Additionally, negotiating the terms of a new license agreement can be a protracted process. Due to the length and complicated nature of our sales cycle, predicting the fiscal period in which a new license agreement will be entered into, if at all, the time period during which we will recognize revenue from such contract and the financial terms of such an agreement is difficult to calculate.

We depend on a limited number of key executives, each of whom would be difficult to replace.

Our success depends, in significant part, on the continued services of our senior management, including Hui (Michael) Deng, our co-founder, president and chief executive officer, Todd J. Rumaner, our senior vice president and chief operating officer, and Hua (James) Zhong, our vice president and the general manager of our subsidiary in Hangzhou, China. The loss of one or more of our key executives could harm our operating results and could result in a loss of strategic vision or focus. Although we have employment agreements with most of our key executives, they are free to leave and compete against us at any time. We may not be able to retain our key executives and employees, and we may not be able to adequately replace any of them if we lose their services for any reason. Even if we were able to replace any of these individuals, it would be difficult to replace the significant company-specific knowledge possessed by them. Our compensation packages, including stock option plans, may not provide the incentives necessary to keep our employees from leaving us.

We recently refocused our resources primarily on providing digital media software and firmware solutions to personal computer, mobile phone, consumer electronics and home entertainment manufacturers and, as a result, we have experienced and expect to continue to experience a decline in revenue from our photo website design and management services.

Since our incorporation in 1994, we have been engaged in the design and delivery of digital media software and firmware solutions to OEMs of personal computers, mobile devices, consumer electronics and home entertainment devices. From 1999 to 2002, we were also engaged in the design and management of websites relating to photo and video sharing. In 2002, we decided to focus on our core competencies in providing digital media software and firmware solutions to our OEM customers. As a result of this, and as many customers are choosing to close these sites, this business has represented a decreasing portion of our total revenue over time. We currently maintain a limited team to maintain these websites for a limited number of key customers who are also our OEM customers. However, we expect to experience a decline in revenue from our website design and management services as we continue to focus our resources on the design and delivery of digital media software and firmware solutions.

We may not obtain sufficient patent protection, which could harm our competitive position, increase our costs and reduce our revenue.

Our success and ability to compete depends in part upon the protection of our proprietary technology. We have one issued patent and a number of patent applications pending in the United States and in one international patent application pending which reserves our right to file applications in multiple foreign jurisdictions. Our patent and patent applications are based primarily on unique image and video processing algorithms and digital media content manipulation in low-profile systems, such as consumer electronics devices. Our patent and any patents subsequently issued from our applications have a typical duration of 20 years from application date. Our patent and any future patent applications may not provide protection of all competitive aspects of our technology, and our patent applications may not result in issued patents. As technologies, customer needs and products change, our patents and other intellectual property may not provide us with the competitive advantages we anticipate. Also, patent and other intellectual property protection in foreign countries, in particular in the Asia/Pacific region, may be limited or unavailable. For example, we have not yet obtained, and may not be able to obtain, patents in China related to the development activities at our China development center. In addition, we determine on a case-by-case basis whether to pursue patent protection in foreign jurisdictions, including the European Union, of the patent applications we file in the United States. To date, we have not filed any patent applications in the European Union. It is possible that competitors may independently develop similar technologies, design around our patents and other intellectual property or successfully challenge the validity of any issued patent.

We also rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, it could harm our ability to compete and generate revenue.

We also rely on a combination of trademark, copyright and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, and design code, documentation and other written materials for our software, under trade secret and copyright laws. We license our software under license agreements, which impose restrictions on the licensee’s ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our intellectual property and proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our intellectual property may not be adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of our intellectual property or deter others from developing similar technologies;

•	policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•	we have at times entered into source code escrow agreements, which can provide our customers access to our source code for limited purposes and in limited circumstances.

The laws of other countries in which we develop our technologies and sell our products, such as some countries in the Asia/Pacific region, may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our intellectual property and proprietary technologies could enable third parties to benefit from our technologies without compensating us for doing so, which would harm our competitive position and could result in lower prices for our products and reduced market share.

Intellectual property litigation, which is common in our industry, could be time-consuming and expensive to prosecute and defend, harm our reputation and limit our ability to license or sell our products.

Intellectual property litigation is costly, time-consuming and can divert management’s attention and resources away from running our business. We are in an industry in which a number of companies aggressively defend their patent portfolios and other intellectual property rights. In addition, in recent years, there has been an increase in the filing of nuisance suits alleging infringement of intellectual property, which pressure defendants into entering settlement arrangements to dispose quickly of these suits, regardless of their merits. From time to time, we have received from others letters that have alleged that we infringed their intellectual property and in some cases inviting us to license their technology. We have in the past and may in the future, when appropriate, enter into licenses with third parties for additional technologies. We may become a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. We may become subject to infringement claims regarding patents of which we are unaware. These lawsuits could subject us to significant liability for damages and invalidate our patent or other intellectual property rights. These lawsuits, regardless of their success or merit, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any intellectual property litigation could also force us to do one or more of the following:

•	stop selling products or using technology that contains the allegedly infringing intellectual property;

•	pay monetary damages, which may be substantial;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; or

•	attempt to redesign those products to remove the allegedly infringing intellectual property, which may not be feasible.

We are currently involved in a dispute with The Massachusetts Institute of Technology and Electronics for Imaging, Inc. in which those parties allege that we, along with over 200 other companies, infringe a patent owned by Massachusetts Institute of Technology and licensed to Electronics for Imaging. Although this patent expired in May 2002, we may be subject to monetary damages in the event we were to be found in violation of the Massachusetts Institute of Technology and Electronics for Imaging’s patent rights. We cannot predict the outcome of this litigation.

If we were found to have infringed the patents of a third party, we could be required to pay damages, obtain a license or cease using the technology, any of which could harm our financial condition, results of operations and competitive position and could require us to spend significant time and resources to develop alternative technologies. If we were found to have willfully infringed the patents of a third party, we may be held liable for three times the amount of damages we would otherwise have to pay. In addition, if we were to choose to settle any such litigation, the terms of such settlement may include restrictions or prohibitions on our ability to sell products incorporating the other party’s technology, the payment of damages and a license involving royalties or other license fees.

Various other third parties are actively engaging in litigation involving technologies used on our industry, in particular with respect to DVD specifications. Some of these third parties are consortia of companies that have pooled their patent portfolios, and include groups such as 6C, 3C and Nissim Corporation. While we generally do not participate in the licensing programs of these companies and groups, we will seek to enter into license arrangements with the companies and groups that we believe are necessary to carry on our business. As a result of the litigation activities of these third parties, if we are found to have infringed their intellectual property or if we enter into any settlement agreements, we may be required to enter into additional licenses, pay damages or develop new technology, any of which would increase our costs and adversely impact our results of operations, our financial condition and our business.

Any intellectual property claim could also include our customers, which could trigger our indemnification obligations to them and result in substantial cost to us.

In any intellectual property claim involving our products, our licensees could also become the target of litigation. Our license agreements, including the agreements we have entered into with our large OEM customers, generally contain warranties of non-infringement and commitments to indemnify our customers against liability arising from infringement of third-party intellectual property rights by our products. These commitments may require us to indemnify or pay damages to our customers for all or a portion of any license fees or other damages, including attorneys’ fees, our customers are required to pay, or agree to pay, to these third parties. If we are required to pay damages to our customers or indemnify our customers for damages they incur, our business and financial condition could be harmed. In some instances, our products are designed for use in devices that could potentially be used by millions of consumers, such as mobile phones and personal digital assistants, which could subject us to considerable exposure should an infringement claim occur. If our customers are required to pay license fees in the amounts that are currently published by some claimants, and we are required to pay damages to our customers or indemnify our customers for these amounts, these payments could exceed our revenue from these customers. Even if a particular claim falls outside of our indemnity or warranty obligations to our customers, our customers may cease doing business with us and/or pursue other remedies against us. Some of our customers are co-defendants in the Massachusetts Institute of Technology and Electronics for Imaging litigation, and if they lose, we may have to indemnify them.

In addition, we have at times declined to renew a contract with a customer or to do business with a potential customer because we believed the indemnification provisions required by that customer or potential customer would expose us to unlimited or excessive indemnification obligations. As a result, we have decided to forego business opportunities and revenue that we may otherwise have enjoyed.

At times we rely on third-party technologies, and our inability to use or integrate third-party technologies could delay product development.

From time to time we license technologies from third parties which are integrated into our products and services. For example, we license certain technology from Dolby, MPEG-LA and Thompson Licensing S.A. Our inability to obtain or integrate any of these technologies with our own products could delay our product development efforts until equivalent technology can be either created internally by us or identified, licensed and integrated from another third-party provider. Technologies we license from third parties may not continue to be available to us on commercially reasonable terms or at all. We may fail to successfully integrate any licensed technology into our products or services, which would harm our business and operating results. Third-party licenses also expose us to increased risks that include:

•	product errors and defects resulting from unsuccessful integration;

•	product malfunction after new technology is integrated;

•	the diversion of resources from the development of our own proprietary technology; and

•	our inability to generate sufficient revenue from the products incorporating the third-party technology to offset the license fees, royalties or other costs associated with the licensing of the technology.

If we do not successfully establish strong brand identity among consumers of digital devices, we may be unable to successfully sell our products to personal computer, PC-peripheral, mobile phone, consumer electronics and home entertainment manufacturers.

We believe that establishing and strengthening the ArcSoft brand among consumers of digital devices is critical to our sales growth and increasing market acceptance of our products. We believe the importance of brand recognition will increase as competition increases. Our ability to promote and position our brand depends largely on our ability to provide high-quality, highly reliable products with the features required by consumers of our OEM customers’ products. We have traditionally focused our resources on trade events and marketing directly to OEMs, and we have rarely marketed directly to consumers. If we fail to establish and maintain our brand, we may be unable to attract new OEM customers and compete effectively.

Our customer relationships are essential to our ability to design competitive products and keep pace with consumer requirements and evolving industry standards.

We must design our products to operate effectively with a variety of hardware and software products, including personal computers, DVD drives and other home entertainment devices, mobile phones, digital still and video cameras and other consumer electronics devices and operating system products. We also design software to operate without an underlying operating system. We depend on our licensees to provide us with information concerning their customers’ evolving preferences and their products to assist us in developing solutions that interoperate successfully with their products and provide the functionality required by their customers. We regularly communicate with our customers on these topics. However, we generally do not have any agreements with our customers to ensure that such information will be provided to us, and these relationships may not continue in the future, which would harm our competitive position and our ability to design quality, market-driven products in a timely manner.

Defects in our products could harm our reputation, decrease our revenue and the market acceptance of our products and lead to unexpected expenses.

Our software and firmware products may contain errors, viruses or defects, particularly when new products or product enhancements are released. In addition, we may not discover defects until after our products are in use by consumers. Our licensees often sell millions of units and rely on us to provide them with products free of errors, viruses or defects. Any defects in our software or technologies could damage our reputation, cause our customers to terminate relationships with us or to initiate product liability suits against us, divert our engineering resources, delay the introduction or market acceptance of our products, increase our costs or cause our revenue to decline.

Our revenue is derived from royalties, which has inherent risks.

A substantial majority of our total revenue is derived from royalties paid by licensees of our technology. We depend on our ability to structure, negotiate and enforce agreements for the determination and payment of royalties. We face risks inherent in a royalty-based business model, many of which are outside of our control, including, but not limited to, the following:

•	the rate of adoption and incorporation of our technology by our OEM customers;

•	the technical challenges unrelated to our products that are faced by our customers in developing and manufacturing their products;

•	the time between entering into a licensing agreement with an OEM customer and when that customer begins shipping and selling its products incorporating our products, and thus generating royalty revenue for us;

•	the demand for products incorporating our licensed technology; and

•	the cyclicality of supply and demand for products using our licensed technology.

The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time-consuming and potentially detrimental to our ongoing business relationship with our licensees. As a result, to date, we have relied exclusively on the accuracy of reports supplied by our licensees without independently verifying the information in them. Any significant delay or inaccuracy in the reporting by our licensees or our failure to audit our licensees’ books and records may result in our receiving less royalty revenue than we are entitled to under the terms of our license agreements.

We intend to evaluate acquisitions or investments in complementary technologies and businesses, and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions or investments that we undertake.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. For example, we recently entered into an alliance with Zoran Corporation, a semiconductor company. Pursuant to this alliance, we acquired rights for certain software and hardware technologies from Zoran. We have very little experience in this area. We may be unable to identify suitable acquisition candidates in the future or be able to make these acquisitions on reasonable terms, or at all. If we complete an acquisition or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

•	our inability to successfully integrate acquired technologies or operations;

•	diversion of management’s attention;

•	problems maintaining uniform standards, procedures, controls and policies;

•	potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;

•	expenses related to amortization of intangible assets;

•	risks associated with operating a business or in a market in which we have little or no prior experience;

•	potential write-offs of acquired assets;

•	loss of key employees of acquired businesses; and

•	our inability to recover the costs of acquisitions or investments.

If we fail to manage our growth or to successfully integrate new members of our management team, our business may not succeed.

We have recently expanded our management team. For example, Alfred V. Larrenaga, our senior vice president and chief financial officer, joined us in March 2004. If the integration of new members to our management team does not go as smoothly as anticipated, it could negatively affect our ability to execute our business plan.

We have also significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations. To manage our growth, we must implement and improve additional and existing administrative, financial and operations systems, procedures and controls. Our failure to manage our growth could increase our costs and create inefficiencies in our management structure, result in employee morale problems and excessive turnover, disrupt our operations and limit our ability to pursue potential market opportunities and respond to competitive pressures, any of which would harm our business.

As we grow our business it may be necessary to implement new business processes and internal controls. For example, we hired a chief financial officer in March 2004 and a director of finance in August

2004. We intend to continue to evaluate, improve and document our accounting systems, processes and internal controls.

In addition, because of the evolving nature of the markets in which we compete and our limited operating history in these markets, we may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, which could result in inaccurate financial forecasts. Our profitability depends on our success in continuing to implement our business strategy, and if we are unsuccessful, our results of operations and financial condition would be harmed.

We depend on attracting and retaining qualified personnel in our industry and in our geographic regions, and we may not be able to recruit and retain necessary personnel, which could impact the development or sales of our products.

Our success depends on our ability to identify, attract and retain qualified technical, sales and managerial personnel. Competition for qualified personnel has been particularly intense in our industry near our headquarters in the Silicon Valley as well as locations near our regional offices. This competition makes it difficult to retain key personnel and to recruit new qualified personnel. In addition, in the region surrounding our development center in Hangzhou, China, there is a limited pool of qualified technical personnel. We rely on Zhejiang University as a major source of engineers and scientists for our Hangzhou development center. This source of engineers and scientists may not always be available. We have experienced, and may continue to experience, difficulty in hiring and retaining qualified engineering personnel in the United States and China. If we do not succeed in hiring and retaining qualified personnel, our business could be seriously harmed. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. Most of our key employees are employed on an “at will” basis, subject to our payment of severance packages to certain key executives for terminations without cause. The loss of any of these key employees could slow our product development processes and sales efforts or harm investors’ perception of our business. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel. Also, we may have more difficulty attracting personnel after we become a public company because of the perception that the stock option component of our compensation package may not be as valuable.

We face foreign business, political, regulatory, operational, financial and economic risks because we license our products and conduct operations outside of the United States.

A significant portion of our business is conducted outside of the United States. As a result, we are subject to foreign business, political, regulatory, operational, financial and economic risks. Sales outside of the United States accounted for 50.6% and 45.9% of our total revenue for the fiscal years ended June 30, 2003 and 2004, respectively. Sales in Japan accounted for 35.8% and 32.7% of our total revenue for the fiscal years ended June 30, 2003 and 2004, respectively. No other country or region accounted for more than 10% of our total revenue. In addition, although some of our licensees based in the United States distribute their products outside of the United States, we do not include the revenue associated with those customers as international sales because we attribute revenue to countries based on the invoicing location of each customer. Most of our international sales for the fiscal year ended June 30, 2004 were to customers based in Japan, which distributed their products throughout the world. In addition, we conduct engineering and development activities in China and have sales and marketing personnel in China, Japan, Taiwan and the United Kingdom. We anticipate that sales outside of the United States will continue to account for a significant portion of our total revenue in future periods. Accordingly, we are subject to international risks, including:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	difficulties and costs of staffing and managing foreign operations;

•	changes in import/export duties;

•	potentially adverse tax consequences, such as withholding tax obligations on license revenue that we may not be able to offset against our U.S. tax obligations, including the further risk that foreign tax authorities may recharacterize license fees or license tax rates, which could result in increased tax withholdings and penalties;

•	work stoppages or other changes in labor conditions;

•	trade restrictions, tariffs, laws and business practices that favor domestic companies;

•	political and economic instability, including wars, acts or perceived threats of terrorism, political unrest, health risks, boycotts, uncertainties of trade and other business restrictions;

•	difficulties protecting our intellectual property outside the United States, including China; and

•	financial risks, such as longer sales and payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange rate fluctuations.

We intend to continue to expand our international operations and changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer. In particular, we are largely dependent on the engineering and development activities of our operations in China.

We have significant operations concentrated in California and China, and any disruption in the operation of our facilities could harm our business and operating results.

Our business operations depend on our ability to maintain and protect our facilities, design systems and personnel, which are primarily located in Fremont, California and Hangzhou, China. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, loss of communications, or computer systems due to computer viruses or similar disruptions, power failures, health concerns, such as SARS, or destruction or damage to the facilities as a result of a natural disaster, earthquake or fire could harm our operating results and financial condition. For example, the California energy crisis in 2001 and the SARS outbreak in the Asian/Pacific region in early 2003 affected our ability to conduct our business and meet our customer obligations.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. We have accounted for employee stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and comply with the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures.” Under APB Opinion No. 25, no compensation expense is recognized for options granted to employees where the exercise price equals the market price of the underlying stock on the date of grant. There has been ongoing public debate whether employee stock options and employee stock purchase plan shares should be treated as compensation expense and, if so, how to properly value these charges. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. Although standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted.

Accounting standards for software revenue recognition are complex and subject to change, and if we fail to accurately apply these standards, or if these standards are modified, our operating results could suffer.

We account for product revenue in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition.” The accounting standards for software revenue recognition are complex and subject to change. If we incorrectly apply these standards, our operating results would be affected, which in turn would harm our reputation, business and financial position. In addition, changes in software revenue recognition standards could require us to change our accounting policies. These changes could cause us to defer revenue recognized in current periods to subsequent periods or accelerate the recognition of deferred revenue to current periods. Either of these events could cause shortfalls in meeting securities analysts’ and investors’ expectations, which in turn could cause our stock price to fall.

If actual results differ materially from our estimates and assumptions, our reported financial condition and results of operation for future periods could be materially affected.

The preparation of the consolidated financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America requires management to establish policies that contain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our notes to our consolidated financial statements describe the significant accounting policies essential to preparing our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. We base our estimates on historical experience and assumptions that we believe to be reasonable under the circumstances. Actual future results may differ materially from these estimates. We evaluate, on an ongoing basis, our estimates and assumptions.

The success of our recently introduced MaestroLink/MediaMirror technology depends on Zoran’s ability to provide us with a sufficient supply of semiconductors incorporating this technology, and if they do not provide us with sufficient supply, our business will suffer.

In March 2004, we acquired rights for certain software and hardware technologies from Zoran Corporation related to our home connectivity and digital media playback technology. MaestroLink/MediaMirror is an embedded, application-specific integrated circuit solution that includes a PC software application and enables consumer electronics and home entertainment devices such as DVD players to receive and play digital content through a wired or wireless home network. The success of the MaestroLink/MediaMirror technology depends on Zoran’s ability to provide sufficient supplies of semiconductors which incorporate this technology. Zoran’s ability to provide us with sufficient supply depends on their independent foundries. Our agreements with Zoran do not provide for a minimum commitment by Zoran to provide us with semiconductors. If Zoran is unable to provide us with a sufficient supply of these semiconductors, we may be unable to meet demand for the MaestroLink/MediaMirror technology. This in turn would harm our operating results and could cause our financial results to be below the expectations of financial analysts or investors and cause our stock price to decline.

Our dependence on Zoran exposes us to risks related to Zoran’s reliance on independent foundries and contractors for the manufacture, assembly and testing of its semiconductors and other hardware products.

Zoran depends on independent foundries to manufacture substantially all of its semiconductors. From time to time, there are manufacturing capacity shortages in the semiconductor industry. Zoran does not have long-term supply contracts with any of its suppliers, including its principal supplier, Taiwan Semiconductor Manufacturing Company, or TSMC. Therefore, TSMC and Zoran’s other suppliers are not obligated to manufacture products for Zoran for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. These suppliers may allocate their capacity to other customers with which they do a greater amount of business or have better terms than they do with Zoran, causing disruptions in supply to Zoran.

Our dependence on Zoran for the semiconductors incorporating the MaestroLink/MediaMirror technology exposes us indirectly to risks related to Zoran’s reliance on independent foundries, including:

•	the inability to obtain adequate manufacturing capacity;

•	the unavailability of or interruption in access to certain process technologies necessary for manufacture of our products;

•	lack of control over delivery schedules;

•	lack of control over quality assurance; and

•	lack of control over manufacturing yields and cost.

In addition, TSMC and some of the other foundries used by Zoran are located in areas of the world that are subject to natural disasters such as earthquakes. The inability of Zoran to obtain timely and adequate deliveries from its suppliers due to a natural disaster or any other reason could in turn delay or reduce our shipments of the MaestroLink/MediaMirror technology.

Zoran also relies on a limited number of independent contractors for the assembly and testing of its semiconductors. This reliance limits its control over delivery schedules, quality assurance and product cost. Disruptions in the services provided by these assembly or testing houses could lead to supply constraints or delays in the delivery of Zoran’s products, which in turn could negatively impact our business and financial results.

In addition, the fabrication of silicon wafers is a complex process and many different factors, and defects can cause a substantial portion of the semiconductors on a wafer to be non-functional, resulting in lower yields. Poor yields from the independent foundries which manufacture the semiconductors Zoran supplies to us would reduce our ability to deliver the MaestroLink/MediaMirror technology, which in turn would harm our business.

Product supply and demand in the semiconductor industry is subject to cyclical variations.

Because the MaestroLink/MediaMirror technology is an integrated circuit incorporating our software, we are subject to risks associated with the cyclicality of the semiconductor industry. The semiconductor industry is subject to cyclical variations in product supply and demand. Downturns in the industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of average selling prices. In some cases, these downturns have lasted more than one year. A downturn in the semiconductor industry could harm our business.

Risks Related To Our Industry

We operate in a rapidly evolving industry, and we may be unable to accurately forecast our revenue or customer behavior or predict changes in our markets.

Any evaluation of our business and prospects must be made in light of the risks and difficulties encountered by companies offering products or services in new and rapidly evolving markets. The market for software and firmware based digital video and audio solutions for incorporation in products in the personal computer, mobile device, consumer electronics and home entertainment device markets is rapidly evolving, and it is difficult to forecast the future growth rate, if any, or size of the market for our products. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue and are, to a large extent, fixed. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results.

The market for digital media software and firmware products is highly competitive and if we cannot compete successfully, our revenue will decline and we will be unable to gain or retain market share.

The market for digital media software and firmware products is highly competitive. We expect competition in our markets to increase. Many of our competitors have longer operating histories, greater presence in key markets, greater name recognition, access to large customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements and devote greater resources to the promotion and sale of their products than we can.

While we do not compete with any single entity with respect to all aspects of our business, we compete with various public and private companies in each of our target markets. In the photo device market, our competitors include Adobe, Roxio and Ulead Systems. In the video device market, our main competitors include CyberLink, InterVideo, Pinnacle and Sonic Solutions. We also compete with various private companies focused on the mobile device and consumer electronics markets. In addition, developers of operating system software, including Microsoft and Apple Computer, may include features and functionality within new product releases that might compete with our products.

We also face increasing competition from companies outside the United States. These companies’ business practices may not be governed by the same standards or restrictions as ours, which in turn may make it more difficult for us to compete.

We also face competition for all of our products and technologies from the internal research and development departments of other software companies and personal computer, consumer and home entertainment device manufacturers, including some of our current customers. Some of our customers have the capability to integrate their operations vertically by developing their own software-based digital media solutions or by acquiring our competitors or the rights to develop competitive products or technologies, which may allow these customers to reduce their purchases or cease purchasing from us completely. Operating system providers with an established customer base, such as Microsoft, already offer products in the digital photo, video and audio software markets. Some photo, video and audio capabilities are built directly into their operating systems or are offered as upgrades to those operating systems at no additional charge. If Microsoft or other operating system providers develop or license digital photo, video and audio solutions that compete directly with ours and incorporate the solutions into their operating systems, we could lose market share. We may not be able to compete successfully against current or potential competitors.

Our competitors may announce new products or technologies that have the potential to replace our existing or new product offerings. The introduction of these new products by competitors may cause our current customers as well as potential customers to cancel or defer purchases of our products. If we fail to compete successfully, our results of operations will suffer and our business will fail. Increased competition may result in price reductions, decreased market share, reduced profit margins and decreased sales of devices incorporating our products, any of which would harm our business and results of operations.

A decline in the growth of the digital device market would harm our business.

Sales of our software and related products depend in large part on the continued growth of the market for digital devices, including digital still and video cameras, mobile telephones, personal digital assistants and other consumer electronic and home entertainment products. Because our products are incorporated into such electronics products and our royalty revenue is based on the number of units sold, unit sales of digital media products by our customers directly impact our revenue. Any significant downturn in our OEM customers’ markets or in general economic conditions, new replacement technologies, changing consumer requirements or any other reason would result in a reduction in sales of our software and would harm our business. In addition, if our OEM customers delay new product introductions or the market for digital devices does not grow, our operating results would suffer.

Our success in generating revenue depends on growth in the use of software solutions to add features and functionality to these devices. Market acceptance of these software products, including our products, may be impacted by the performance, cost and availability of semiconductors that perform similar functions and increases in microprocessing power and storage capacity in these devices. Any delay in the growth of demand for digital media functionality in these devices would negatively affect our growth.

If the economy declines as a result of the recent economic, political and social turmoil, we may experience decreases in the demand for our products and services, which may harm our operating results.

The United States economy has recently emerged from a recession. The timing of a full economic recovery is uncertain. External factors such as geopolitical and social turmoil in many parts of the world could prevent or hinder our ability to do business, increase costs and decrease demand for our products. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation, our ability to obtain adequate insurance at reasonable rates or require us to incur increased costs for security measures for our domestic and international operations. If the economy declines as a result of the recent economic, political and social turmoil, we may experience decreases in the demand for our products and services, which may harm our operating results.

Risks Related To This Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this Risk Factors section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and the stock prices of technology companies in particular, has experienced extreme price and volume fluctuations. At times, these broad market fluctuations have resulted in significant price and volume fluctuations in the trading prices of technology companies unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future could result in a significant decline in the market price of our common stock, regardless of our operating performance.

In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have                      shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock-up agreements under which our directors, executive officers and most of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:

Number of shares	Date of availability for sale
Prior to 180 days after the date of this prospectus

180 days after the date of this prospectus, subject to volume limitations and other limits as applicable

At various times thereafter

Any or all of these shares may be released prior to expiration of the 180-day lock-up period at the discretion of RBC Capital Markets Corporation. When these shares are sold into the market, whether after the expiration of the 180-day lock-up period or prior to such expiration if released from the lock-up restrictions, the market price of our common stock could decline. Immediately following the 180-day lock-up period,                      shares of our common stock outstanding after this offering will become available for sale as described under “Shares Eligible for Future Sale.”

In addition, after this offering, the holders of approximately                      shares of common stock will be entitled to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $              per share in net tangible book value, based on an assumed initial offering price of $              per share of common stock. In addition, if the holder of our convertible promissory notes elects to convert these notes into shares of our common stock you will suffer further dilution. The exercise of outstanding options may result in further dilution.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately         % of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the establishment of a classified board of directors providing that only some of our directors are elected each year;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors for cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would without these provisions.

We will incur a significant increase in costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have added two independent directors and created additional board committees. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and international sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products and services and for enhancements of existing products and services, including the Maestro Link/MediaMirror technology;

•	our anticipated growth strategies;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	statements regarding our legal proceedings;

•	our ability to attract customers; and

•	new sources of revenue.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains statistical data that we obtained from industry publications and reports generated by In-Stat/MDR. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                      shares of our common stock in this offering will be approximately $             million at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million.

We intend to use the net proceeds for general corporate purposes, including working capital, and to increase our research and development and sales and marketing activities. We do not have more specific plans for the net proceeds from this offering. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for any acquisitions.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We will retain broad discretion in the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Our investments may not yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

CAPITALIZATION

The following table describes our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock upon and the exercise of outstanding warrants to purchase shares of our preferred stock upon completion of this offering, as adjusted to further reflect the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Long-term lease obligations	$88	$

Convertible notes payable	1,961		—

Convertible preferred stock, no par value per share; 10,000,000 shares authorized, 5,499,392 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	8,688		—
Stockholders’ equity:
Preferred stock, $.0001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding as adjusted	—
Common stock, no par value per share; 100,000,000 shares authorized, 20,741,007 shares issued and outstanding, actual; $.0001 par value per share; 250,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	4,129
Deferred stock compensation	(288)
Accumulated deficit	(11,910)
Accumulated other comprehensive loss	(10)

Total stockholders’ equity	609

Total capitalization	$2,658

The table above is based on 26,300,399 shares of our common stock outstanding as of June 30, 2004, and excludes:

•	4,187,547 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2004, at a weighted average exercise price of $1.49 per share;

•	60,000 shares of preferred stock issuable upon the exercise of warrants outstanding as of June 30, 2004 at an exercise price of $1.50 per share;

•	the conversion of all outstanding convertible promissory notes and interest accrued as of , 2004 into shares of common stock, which notes are convertible at the election of the noteholder. Assuming an initial public offering price of $ per share, a conversion price of $ per share and the completion of this offering prior to , 2004, these promissory notes would convert into shares of common stock; and

•	shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan.

As of June 30, 2004, 664,329 shares remained available for future issuance under our 2000 stock option plan. Upon completion of this offering, no shares of common stock will remain available for option grants under this plan.

DILUTION

Our net tangible book value as of June 30, 2004 was a deficit of approximately $876,000, or $             per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all shares of all outstanding convertible preferred stock into shares of our common stock and the exercise of outstanding warrants to purchase shares of our preferred stock upon completion of this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of the              shares of common stock by us at an assumed initial public offering price of $             per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2004 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share before this offering	$
Increase in net tangible book value per share attributable to new investors
Net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

The following table summarizes as of June 30, 2004, on the basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Total Shares		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	26,240,399%		$10,311,268%			$0.39
New investors

Total		100.0%		$100.0%	$

The table above assumes no exercise of any outstanding stock options or warrants. As of June 30, 2004, there were 4,187,547 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.49 per share and 60,000 shares of preferred stock issuable upon the exercise of warrants at an exercise price of $1.50 per share. In addition, there are                  shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan. As of June 30, 2004, 664,329 shares remained available for future issuance under our 2000 stock option plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. In addition, the table above assumes no conversion of all outstanding convertible promissory notes and interest accrued as of                      , 2004 into shares of common stock, which notes are convertible at the election of the noteholder. Assuming an initial public offering price of $         per share, a conversion price of $         per share and the completion of this offering prior to                      , 2004, these promissory notes would convert into                 shares of common stock.

At June 30, 2004, assuming exercise and payment of all outstanding options and warrants, and after giving effect to this offering, net tangible book value would have been approximately $                 million, representing dilution of $                 per share to new investors. The table below assumes the exercise of all stock options and warrants to purchase shares of our common stock outstanding at June 30, 2004:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	26,240,399%		$10,311,268%			$0.39
Shares subject to options and warrants	4,247,547		6,316,705			1.49

Subtotal	30,487,946		16,627,973			0.55

New investors

Total		100.0%		$100.0%	$

If the underwriters’ over-allotment option is exercised in full, and assuming no exercise of any such outstanding stock options or warrants to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to         % of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to              shares or         % of the total number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2003 and 2004 and the selected consolidated statements of operations data for the fiscal years ended June 30, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2000, 2001 and 2002 and the selected consolidated statements of operations data for the fiscal years ended June 30, 2000 and 2001 have been derived from our audited consolidated financial statements that are not included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Fiscal Years Ended June 30,
	2000	2001	2002	2003	2004
	(Dollars in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$8,846	$12,429	$13,360	$14,574	$19,043
Internet services revenue	—	2,224	5,580	4,252	3,044

Total revenue	8,846	14,653	18,940	18,826	22,087

Costs and expenses:
Cost of product revenue	2,084	1,531	1,717	2,388	3,932
Cost of internet services revenue	—	1,848	2,868	2,744	1,877
Engineering and development	2,527	3,846	6,606	6,630	6,811
Selling and marketing	2,546	4,917	5,902	4,927	6,067
General and administrative	2,852	4,149	5,761	3,034	3,030

Total costs and expenses	10,009	16,291	22,854	19,723	21,717

Income (loss) from operations	(1,163)	(1,638)	(3,914)	(897)	370
Total other income (expense), net	8	137	12	(437)	(167)

Income (loss) before income taxes and minority interest	(1,155)	(1,501)	(3,902)	(1,334)	203
Provision for income taxes	118	380	539	574	739
Minority interest in earnings (losses) of affiliate	2	104	(190)	—	—

Net loss	$(1,275)	$(1,985)	$(4,251)	$(1,908)	$(536)

Basic and diluted net loss per share	$(0.06)	$(0.10)	$(0.21)	$(0.09)	$(0.02)

Shares used in computation of basic and diluted net loss per share (1)	19,859	19,890	20,139	21,772	21,961

	As of June 30,
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,620	$7,095	$1,800	$1,949	$2,732
Working capital (deficiency)	4,087	4,783	(852)	(2,512)	(533)
Total assets	6,884	12,204	8,031	6,240	8,537
Convertible notes payable and capital lease obligations	130	470	300	191	2,141
Total stockholders’ equity (deficit)	4,189	5,076	1,498	(145)	609

(1)	The diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of warrants to purchase preferred stock and options to purchase common stock, as well as common stock subject to repurchase rights held by us, as their effect would be antidilutive. See notes 1 and 7 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. We undertake no obligation to update any information in our forward-looking statements.

Overview

We are a leading developer and provider of digital media software and firmware solutions for PC, PC-peripheral, mobile phone, consumer electronics and home entertainment manufacturers to bundle with, or embed within, their products. We offer an extensive portfolio of software, firmware and media compression technologies that address each stage of the digital media lifecycle, enabling consumers to capture, create, edit, store, present and distribute digital media. Our products are designed to enable original equipment manufacturers, or OEMs, to meet customers’ increasing demand for easy-to-use photo, video and audio-related functionality. Our major products include ShowBiz DVD, a video editing and DVD authoring application, PhotoImpression, a photo editing application, and PhotoBase, a digital media management and presentation application.

We derive substantially all of our revenue from license fees generated from our OEM customers. These customers include many large device manufacturers such as Canon, Epson, Hewlett-Packard, Matsushita (Panasonic brands), Motorola, Nikon and palmOne (formerly known as Palm). We recently expanded our product offerings to include customized digital media solutions that are incorporated in the firmware of consumer electronics devices such as digital still and video cameras, printers, mobile phones, set-top boxes and DVD players and recorders. Our wholly-owned offshore development centers in China enable us to deliver high-quality, customized solutions to our customers at attractive prices.

We began our operations in 1994 and introduced our first digital imaging software product in 1995. We subsequently introduced digital media software and firmware solutions for new forms of digital media on a variety of devices, including PCs, personal digital assistants, or PDAs, and mobile phones, as well as consumer electronic devices such as DVD recorders, set-top boxes and televisions. We intend to continue to work with our OEM customers and technology partners to expand our product portfolio and library of core technologies to support next-generation consumer devices and digital media technologies.

From 1999 to 2002, we were also engaged in the design and management of websites for our customers relating to photo and video sharing. In 2002, we decided to refocus our resources on the development of digital media software and firmware solutions for our OEM customers. We currently employ a small team to maintain websites for a limited number of our key OEM customers. However, we have experienced, and expect to continue to experience, a decline in revenue from our photo website design and management services.

In March 2004, we entered into agreements with Zoran Corporation to acquire and develop certain hardware and software technologies related to our home connectivity and digital media playback technology. Pursuant to these agreements, we acquired, for $900,000, a perpetual license for certain rights to the intellectual property developed by Zoran, and will pay Zoran royalties for future sales of the products incorporating the MaestroLink/MediaMirror technology. The cost of the license is recorded as an intangible asset, and is expected to be amortized when such products are available for general release to customers which we currently expect to begin at the end of calendar 2004. We expect to record amortization over the estimated life of the product based on the greater of the straight-line method or the ratio of product revenue in relation to total expected product revenue. In addition, we have granted a license to Zoran for the sale and distribution of products incorporating the MaestroLink/MediaMirror technology under which Zoran will pay us royalties for future sales of these products. Zoran has the right to terminate our license in the event it does not accept our software development milestones.

As part of this alliance, Zoran agreed to loan us $4.0 million, including $2.0 million upon execution of the agreements and additional amounts upon our attainment of certain software development milestones. In addition, under certain circumstances Zoran may elect to loan us these additional amounts regardless of whether or not we attain these milestones. As of June 30, 2004, we had received $2.8 million from Zoran under convertible promissory notes. The amounts outstanding under the notes can be converted to shares of our common stock if we close an initial public offering, at conversion prices that are at a discount to the initial public offering price, which discounts range from a minimum of 30% to a maximum of 50%, based on the closing date of the offering. In the event that an initial public offering has not been completed prior to September 1, 2005, or five days prior to a change in control transaction, amounts outstanding under these notes, plus accrued interest, are no longer convertible into common stock but can be converted into shares of series B preferred stock at a price per share of $1.50. These notes bear interest at 5% per annum and are due and payable on the earlier of the closing of the initial public offering or March 31, 2006, if not converted prior to such time.

In connection with these convertible promissory notes, we recorded a $933,000 beneficial conversion discount on notes payable and an offsetting credit to preferred stock for the fair value of the preferred stock at the date the notes were issued in excess of the $1.50 conversion price of the preferred stock. We are amortizing the discount on the convertible promissory notes which amounted to $69,000 of additional interest expense during fiscal 2004.

Total Revenue.    Our total revenue includes product revenue and internet services revenue.

Product Revenue

Our product revenue includes:

•	software license revenue generated from both unit-based royalties and upfront fixed fee license arrangements with OEMs that bundle our software products into their products;

•	upfront non-recurring engineering, or NRE, fees to incorporate software into and develop customized modifications for certain OEM products; and

•	to a much lesser extent, sales of software licenses directly to retailers and end users.

Revenue from our direct consumer sales has been minimal and we do not expect this to change in the foreseeable future.

Our licensing agreements generally have terms of one to three years and can be renewed automatically for periods ranging from one to three years. Most of these agreements are subject to standard termination provisions, including termination for breach or insolvency by either party to the agreement.

Customer payments received in advance of meeting revenue recognition criteria are classified as deferred revenue in the accompanying consolidated balance sheets.

Internet Services Revenue

Our internet services revenue includes fees generated from developing, managing and hosting customized imaging websites for a few of our OEM customers. Revenue from managed website hosting arrangements includes fees for non-recurring engineering services, IP licensing, storage, the purchase and resale of products and services and overall web management services.

International Revenue.    International sales accounted for approximately 45.9% of our total revenue for the fiscal year ended June 30, 2004, approximately 50.6% of our total revenue for the fiscal year ended June 30, 2003 and approximately 52.4% of our total revenue for the fiscal year ended June 30, 2002. We attribute sales to particular countries based on the invoicing location of each customer. Revenue from our OEM customers in the United States that distribute their products outside of the United States is attributed to the United States. Revenue from our OEM customers based outside the United States that distribute their products throughout the world, including the United States, is considered international revenue. Substantially all of our international sales are denominated in U.S. dollars. We anticipate that international sales will continue to account for a significant portion of our total revenue for the forseeable future. Our international sales subject us to additional risks, including political and economic instability, difficulty protecting our intellectual property and difficulty collecting accounts receivable from customers.

Our operating results depend on our sales to a limited number of large customers. We expect to continue to be dependent on a relatively small number of customers for a substantial portion of our total revenue for the foreseeable future. The table below presents the percentage of our total revenue during the fiscal year ended June 30, 2004 and 2003 from our customers that accounted for more than 10% of our total revenue during these periods:

Fiscal 2004		Fiscal 2003
Customer	% of Total Revenue	Customer	% of Total Revenue
Hewlett-Packard	25.3%	Hewlett-Packard	21.3%
Matsushita	11.2	Epson	12.7
Canon	10.6	Matsushita	11.8
		Canon	11.7

In fiscal 2004, our ten largest customers together accounted for approximately 78.5% of our total revenue. In fiscal 2003, our ten largest customers together accounted for approximately 77.3% of our total revenue. If we fail to successfully sell our products to one or more of our significant customers in any particular period or if we lose a significant customer or if a significant customer does not renew its license of our products, our revenue would be negatively impacted and our operating results would be harmed. For example, a division of Hewlett-Packard, recently elected not to renew its license agreement for our ShowBiz-related products. As a result, we expect our revenue from Hewlett-Packard may decline significantly.

Cost of Revenue and Gross Margin.    Cost of revenue includes the costs of third-party licensed intellectual property, compensation and benefits for employees engaged in technical support, non-recurring engineering costs, maintenance of hosted websites, equipment depreciation and overhead allocation, third-party data center expenses, language translation and other production costs. Our gross margin from product revenue is generally significantly higher than that of our internet services revenue. We may experience future fluctuations in our gross margin based on the relative mix of our product and internet services revenue and as a result of potential pricing pressures.

Engineering and Development.    Engineering and development expense includes compensation and benefits for employees engaged in research, design, development and engineering projects, as well as consulting fees, equipment depreciation and overhead allocation both in the United States and at our development centers in China. We expense engineering and development costs as incurred. To date, software development costs that were eligible for capitalization have not been significant because the process for developing software is essentially completed concurrently with the establishment of technological feasibility. We expect our engineering and development expense to increase in absolute dollars as we continue to invest in the development of new products.

Selling and Marketing.    Selling and marketing expense includes compensation, commissions and benefits for employees engaged in selling and marketing, as well as consulting and professional services fees and overhead allocation. Our selling and marketing expenses also include expenditures specific to the marketing group, such as public relations and advertising, travel and trade shows, and marketing materials. Since we do not emphasize promotions to end-users, we generally have minimal advertising expenses. We expect selling and marketing expenses to increase in absolute dollars as we expand our sales and marketing efforts, including branding and awareness activities.

General and Administrative.    General and administrative expenses include compensation and benefits for employees engaged in finance, accounting, human resources, legal and corporate activities, as well as consulting and professional services fees, equipment depreciation and overhead allocation. We expect that general and administrative expenses will increase in absolute dollars in future periods as we hire additional personnel and incur costs related to our operations as a public company.

Stock-based Compensation.    For the fiscal year ended June 30, 2004, we recorded $144,000 in stock-based compensation with a remaining balance of $288,000 at June 30, 2004 to be amortized in subsequent periods. This amount represents the difference between the deemed fair value of our common stock at the time certain stock options were granted and the exercise prices of these options. We are amortizing stock-based compensation on a straight line basis over the vesting periods of the applicable options, which is generally four years. The amortization of stock-based compensation, based upon options granted through June 30, 2004, is expected to be $128,000 in fiscal 2005, $98,000 in fiscal 2006 and $62,000 in fiscal 2007.

Provision for Income Taxes.    No provision for federal and state income taxes was recorded as we incurred net operating losses for fiscal 2002, 2003 and 2004. Income tax expense represents income taxes paid in foreign countries on sales made in those countries. At June 30, 2004, we had $2.1 million of federal and $3.0 million state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2019 for federal and 2009 for state carryforwards. As of June 30, 2004, we had research and development credit carryforwards of approximately $1.1 million and $842,000 available to offset future federal and state income taxes, respectively. The federal credit carryforwards expire at various dates through 2023, and the state credit carryforwards have no expiration date. As of June

30, 2004, we also had available approximately $2.2 million in foreign tax credit carryforwards for federal income tax purposes and approximately $61,000 in California manufacturers investment credits which expire in 2008 and 2013, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in some circumstances. For example, the amount of net operating losses that we may utilize in any one year would be limited in the presence of a cumulative ownership change of more than 50% over a three-year period. Because there is significant doubt as to whether we will realize any benefit from this deferred tax asset, we have established a full valuation allowance of $5.7 million as of June 30, 2004. As a result of California legislation, the utilization of our California state net operating loss carryforwards was suspended for fiscal 2003 and may be similarly limited in the future.

Minority Interest in Affiliate.    In August 1998, we co-founded a joint venture development center in Hangzhou, China. We owned a 60% controlling interest in this joint venture until October 2001, when we acquired the remaining 40% interest in the joint venture for $850,000. The acquisition was accounted for as a purchase. The $850,000 purchase price has been allocated to the assets acquired and liabilities assumed based on their respective fair values, which resulted in the recording of $265,000 in net assets and $585,000 of goodwill at October 2001, the acquisition date. From July 1, 2001 through the acquisition date, the 40% minority interest in the net income (loss) of the joint venture was reflected as minority interest in earnings (losses) of affiliate in our consolidated statements of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, (b) accounting for income taxes; (c) valuation of accounts receivable, (d) valuation of goodwill and intangibles, (e) stock-based compensation and (f) loss contingencies. We also have other key accounting policies that are less subjective and, therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition.    Product revenue includes software license revenue generated from: (a) both unit-based royalty and upfront fixed fee license arrangements with customers that incorporate our software and firmware products into their products; (b) upfront non-recurring engineering, or NRE, fees to develop custom applications and/or to incorporate software into certain OEM products; and (c) sales of software licenses directly to retailers and end users. All software arrangements contain post delivery telephone support to the OEM and end user and certain arrangements include a right for the OEM to receive unspecified additional products, or post customer support.

We record revenue generated from these sales in accordance with SOP 97-2, “Software Revenue Recognition,” as amended. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. We have not established vendor-specific objective evidence of fair value for any elements within our software arrangements. For unit-based royalty sales, we recognize product revenue upon receipt of reports from our customers documenting product shipments made to their customers. For NRE work on unit-based royalty arrangements, we recognize revenue ratably over the term of the expected unit sales. For upfront fixed fee arrangements, we recognize revenue upon delivery of the gold master to the customer or over the term of the license agreement, depending on the circumstances discussed below. For NRE work on upfront fixed fee arrangements, we recognize revenue upon delivery of the gold master to the customer or over the term of the license agreement depending on the circumstances discussed below. For our sales of software licenses directly to retailers and end users, either through our website or otherwise, we recognize revenue upon shipment of the product to the retailer or end-user. We recognize revenue from sales through our websites upon delivery of product.

For unit-based royalty arrangements, our customers pay a license fee based on the number of copies of licensed software included in the products sold to their customers, or sell-through. Customers are required to provide us with a royalty report within 45 days after the end of the quarter in which the sales occur. Product revenue is recognized upon receipt of the report, which is received in the same quarter as the post-contract customer support is delivered.

In addition, certain customer agreements also include upfront fixed fees and/or NRE fees primarily for porting our software to the customer’s hardware and software configurations. Revenue on these arrangements is recognized on delivery of the gold master to the customer when (1) we have established a history of providing substantially all the telephone support within one year of the licensing or sale of the software, (2) the estimated cost of providing post-customer support during the arrangement is insignificant, (3) unspecified upgrades/enhancements offered during the term of the post-contract customer support arrangements have been and are expected to be minimal and infrequent, and (4) all other criteria of SOP 97-2 have been met. When these criteria have not been met, we recognize revenue on a straight-line basis over the contract term, which approximates the expected post-contract customer support period.

Customer payments received in advance of meeting revenue recognition criteria are classified as deferred revenue on our consolidated balance sheet.

Internet services revenue includes fees generated from the design, development, management and hosting of customer websites that promote our customers’ products and our own software.

In circumstances where the arrangement requires significant production, modification, or customization of our software, we recognize revenue under the percentage of completion method as defined in AICPA SOP 81-1, “Accounting for the Performance of Construction Type and Certain Production Type Contracts.” Alternatively, where the arrangement does not require significant production, modification or customization of our software, we account for these transactions in accordance with Emerging Issues Task Force Issue No. 00-3, “Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” and internet services revenue is recognized ratably over the term of the service arrangement.

Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we include an expense within the tax provision in our consolidated statements of operations.

Judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. As of June 30, 2004, we had net deferred tax assets of approximately $5.7 million, consisting primarily of tax credit carryforwards, net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Realization of such deferred tax assets is dependent on our ability to generate sufficient future taxable income. We recorded a valuation allowance for the entire balance of our net deferred tax assets at June 30, 2004 due to uncertainties related to our ability to utilize them in the future. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, we will adjust these estimates in future periods.

Valuation of Accounts Receivable.    We make judgments as to our ability to collect outstanding receivables and provide allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, we analyze historical collection experience, customer concentrations, customer credit-worthiness and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect our future ability to collect outstanding receivables or if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required.

Valuation of Goodwill and Intangibles.    We record goodwill and intangible assets when we acquire companies. The cost of the acquisition is allocated to the assets and liabilities acquired, including identifiable intangible assets, with the remaining amount being classified as goodwill. Goodwill on our balance sheet includes our existing assembled workforce in China resulting from our purchase of the remaining minority interest in a subsidiary in fiscal 2002, and is subject to periodic review for impairment. Purchased identifiable intangible asset represents a license for certain rights to intellectual property developed by a third party which is expected to be amortized when such products are available for general release to customers. We will periodically review the estimated remaining useful life of such intangible asset. A reduction in the estimated remaining useful life could result in accelerated amortization expense or a write-down in future periods. As such, any future write-downs of these assets would adversely affect our operating margins and results of operations.

We evaluate the impairment of goodwill and purchased intangible assets on an annual basis, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Triggering events for impairment reviews include indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives and fair market values of our reporting units and assets. Accordingly, goodwill and intangible assets recorded may significantly affect our future operating results to the extent impaired, but the magnitude and timing of any such impairment is uncertain. When we conduct our annual evaluation of goodwill, or if in the interim impairment indicators are identified with respect to goodwill, the fair value of goodwill is re-assessed using valuation techniques that require management judgment. Should conditions be different than management’s last assessment, write-downs of goodwill may be required. Any future write-downs of goodwill would adversely affect our operating results.

Stock-Based Compensation.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock Based Compensation.” Therefore, we record deferred compensation expense for stock options we grant to our employees where the exercise price is less than the deemed fair value of the stock on the date of grant. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 6 of the notes to our consolidated financial statements. We grant options and warrants to employees and consultants. Stock-based compensation includes the fair value of instruments issued to consultants and the amortization of deferred stock compensation associated with options to employees. The fair value of instruments to consultants is based on management’s estimates using the Black-Scholes option pricing model. Instruments to consultants which are not fully vested are subject to periodic revaluation using variable accounting over the vesting term. These fair value estimates are based on a number of variables, including the fair value of the stock underlying the instrument, which are subject to change over the lives of the instruments.

We record deferred stock-based compensation, which consists of the amounts by which the estimated fair value of the stock underlying the employee option exceeds the exercise price at the date of grant or other measurement date, if applicable. During fiscal 2004, we granted stock options to purchase 288,000 shares of common stock with an exercise price of $1.50 and stock options to purchase 659,800 shares of common stock with an exercise price of $2.00. During the period from July 2003 to June 2004, we determined that the fair value of our common stock increased from $1.70 to $2.00. In the absence of a public trading market or third-party valuations of our common stock, we considered numerous objective and subjective factors and methodologies in determining the fair value of our common stock. One of the significant methods we used to determine the fair values for the shares underlying options is through a comparison of price multiples of our historical and forecasted revenues and earnings to certain public companies involved in the same or similar lines of business, an approach used by the underwriters we engaged for our initial public offering. We also considered our financial performance and growth, primarily since July 2003. Our revenue growth rate primarily contributed to the increase in the fair values of our shares. In addition, we also considered the sale of our preferred stock to third parties in prior years, the terms of our preferred stock including the liquidation preference accorded to these securities, our progress in achieving our business plan, and other events, such as the hiring of our executive team including Alfred V. Larrenaga as our senior vice president and chief financial officer in March 2004. Given these and other factors, we determined that the fair value of our common stock increased from $1.70 in July 2003 to $2.00 in June 2004. The value of our common stock cannot be determined with precision or certainty until after our initial public offering occurs and a market is established for our shares.

Loss Contingencies.    We periodically record the estimated impacts of various uncertain outcomes. These events are called contingencies and our accounting for these events is prescribed by SFAS No. 5, “Accounting for Contingencies.” SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” Contingent losses must be accrued if:

•	available information indicates it is probable that the loss has been or will be incurred, given the likelihood of the uncertain future events; and

•	the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment on the part of management. Legal proceedings have elements of uncertainty, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes to pending and threatened legal matters, as well as potential ranges of probable losses. We use internal expertise and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of our total revenue represented by selected items from our consolidated statements of operations. The results from any interim period are not indicative of results for any future period.

	Fiscal Years Ended June 30,
	2002	2003	2004
As a Percentage of Total Revenue:
Revenue:
Product revenue	70.5%	77.4%	86.2%
Internet services revenue	29.5	22.6	13.8

Total revenue	100.0	100.0	100.0

Costs and expenses:
Cost of product revenue	9.1	12.7	17.8
Cost of internet services revenue	15.1	14.6	8.5
Engineering and development	34.9	35.2	30.8
Selling and marketing	31.2	26.2	27.5
General and administrative	30.4	16.1	13.7

Total costs and expenses	120.7	104.8	98.3

Income (loss) from operations	(20.7)	(4.8)	1.7
Total other income (expense), net	0.1	(2.3)	(0.8)

Income (loss) before income taxes and minority interest	(20.6)	(7.1)	0.9
Provision for income taxes	2.8	3.0	3.3
Minority interest in losses of affiliate	(1.0)	—	—

Net loss	(22.4)%	(10.1)%	(2.4)%

Product gross margin	87.1%	83.6%	79.4%

Service gross margin	48.6%	35.5%	38.3%

Fiscal Years Ended June 30, 2002, 2003 and 2004

Total Revenue.    Total revenue decreased from $18.9 million in fiscal 2002 to $18.8 million in fiscal 2003 and increased to $22.1 million in fiscal 2004, a decrease of 0.6% and an increase of 17.3%, respectively.

Product revenue increased from $13.4 million in fiscal 2002 to $14.6 million in fiscal 2003, and to $19.0 million in fiscal 2004, increases of 9.1% and 30.7%, respectively. The increase from fiscal 2002 to fiscal 2003 was primarily due to increased revenue from new products, including Showbiz DVD, VideoImpression 2.0, PhotoImpression 5 and PhotoBase 4.5, and increased revenue through our Taiwan sales operation that was established in 2002. The increase from fiscal 2003 to fiscal 2004 was primarily due to increased revenue from a major personal computer manufacturer and a major mobile device manufacturer located in the United States, as well as increased revenue through our Taiwan sales operation.

Internet services revenue decreased from $5.6 million in fiscal 2002 to $4.3 million in fiscal 2003 and further decreased to $3.0 million in fiscal 2004, decreases of 23.8% and 28.4%, respectively. These decreases were primarily due to our decision to focus on providing digital media software and firmware solutions to our OEM customers and to de-emphasize our website design and management services.

Cost of Product Revenue.    Cost of product revenue increased from $1.7 million, or 12.9% of product revenue, in fiscal 2002 to $2.4 million, or 16.4% of product revenue, in fiscal 2003, and to $3.9 million, or 20.7% of product revenue, in fiscal 2004. The increase from fiscal 2002 to fiscal 2003 was primarily due to increases in the cost of third-party licensed intellectual property and increased costs associated with the formation of product management and quality assurance engineering groups in late fiscal 2003. The increase from fiscal 2003 to fiscal 2004 was primarily due to increases in the cost of third-party licensed intellectual property and an increase in payroll-related expenses, primarily from the addition of technical support personnel. The increased cost of the third-party licensed intellectual property was the primary reason for the increase of the cost of product revenue as a percentage of product revenue.

Cost of Internet Services Revenue.    Cost of internet services revenue decreased from $2.9 million, or 51.4% of internet services revenue, in fiscal 2002 to $2.7 million, or 64.5% of internet services revenue in fiscal 2003, and further decreased to $1.9 million, or 61.7% of internet services revenue, in fiscal 2004. The decreases from fiscal 2002 to fiscal 2003 and again in fiscal 2004 were primarily due to our reducing these activities and services as we began to focus on product sales and to de-emphasize website design and management services.

Engineering and Development.    Engineering and development expense was $6.6 million in fiscal 2002 and $6.6 million in fiscal 2003, and increased to $6.8 million in fiscal 2004, increases of 0.4% and 2.7%, respectively. The increase from fiscal 2002 to fiscal 2003 was not significant even though total engineering and development headcount increased by 38%. This headcount increase occurred in our development centers in China and the cost of this increase was significantly offset by a headcount reduction in the United States in connection with our decision to refocus our efforts on providing software and firmware solutions. This shift was primarily due to our focus on product revenue and our de-emphasis of website design and management services. The increase in fiscal 2004 over fiscal 2003 was due to costs associated with a headcount increase at our research and development centers in China.

Selling and Marketing.    Selling and marketing expense decreased from $5.9 million in fiscal 2002 to $4.9 million in fiscal 2003, and increased to $6.1 million in fiscal 2004, a decrease of 16.5% and an increase of 23.1%, respectively. The decrease from fiscal 2002 to fiscal 2003 was primarily due to decreased payroll-related expenses, decreased travel and trade show participation in the United States and the replacement, in Asia, of higher cost consultants with employees. The increase from fiscal 2003 to fiscal 2004 was primarily due to increased payroll-related expenses associated with the expansion of our sales activities in the United States and Asia, the establishment of our sales office in the United Kingdom and costs associated with increased participation in trade shows.

General and Administrative.    General and administrative expense decreased from $5.8 million in fiscal 2002 to $3.0 million in fiscal 2003 and in fiscal 2004. The 47.3% decrease from fiscal 2002 to fiscal 2003 was primarily due to $1.0 million of professional fees in fiscal 2002 related to the preparation of an initial public offering that was subsequently delayed, $340,000 for severance to a former employee in fiscal 2002, a $419,000 reduction in stock-based compensation in fiscal 2003, a $535,000 charge for doubtful accounts in fiscal 2002 for amounts that were deemed to be uncollectible in 2002 and a 15% reduction in personnel-related expenses in fiscal 2003, partially offset by an increase in legal fees relative to an intellectual property lawsuit.

Total Other Income (Expense), Net.    Total other income (expense), net, was income net, of $12,000 in fiscal 2002, a net expense of $437,000 in fiscal 2003, and a net expense of $167,000 in fiscal 2004. During fiscal 2003, we had average borrowings, in addition to the capitalized lease obligation, of approximately $1.8 million at a 20% per annum interest rate, which resulted in a higher interest expense. The decrease of net expense from fiscal 2003 to fiscal 2004 was primarily due to the reduction in the average outstanding balance of the note payable that bears interest at the rate of 20% per annum and a research and development grant from the Chinese government in the amount of $197,000.

Provision for Income Taxes.    The provision for income taxes was $539,000 in fiscal 2002, $574,000 in fiscal 2003, and $739,000 in fiscal 2004 and represents income taxes paid in foreign countries. The increase in taxes paid is due to an increase in international sales and activities at our international operations.

Unaudited Quarterly Results of Operations

The following table sets forth our consolidated statement of operations data for the eight quarters ended June 30, 2004. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of our future results.

	Quarters Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(in thousands)
Revenue:
Product revenue	$3,335	$4,246	$3,432	$3,561	$4,081	$5,346	$4,631	$4,985
Internet services revenue	734	1,078	1,267	1,173	521	1,185	500	838

Total revenue	4,069	5,324	4,699	4,734	4,602	6,531	5,131	5,823

Costs and expenses:
Cost of product revenue	405	550	600	833	815	996	1,099	1,022
Cost of internet services revenue	765	670	773	536	442	479	356	600
Engineering and development	1,770	1,650	1,772	1,438	1,623	1,498	1,833	1,857
Selling and marketing	1,174	1,254	1,182	1,317	1,186	1,513	1,783	1,585
General and administrative	680	838	723	793	837	587	807	799

Total costs and expenses	4,794	4,962	5,050	4,917	4,903	5,073	5,878	5,863

Income (loss) from operations	(725)	362	(351)	(183)	(301)	1,458	(747)	(40)
Total other income (expense), net	(113)	(170)	(69)	(85)	(84)	(38)	(100)	55

Income (loss) before income taxes	(838)	192	(420)	(268)	(385)	1,420	(847)	15
Provision for income taxes	109	128	104	233	136	172	168	263

Net income (loss)	$(947)	$64	$(524)	$(501)	$(521)	$1,248	$(1,015)	$(248)

The following table sets forth our historical results, for the periods indicated, as a percentage of total revenue.

	Quarters Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
Revenue:
Product revenue	82.0%	79.8%	73.0%	75.2%	88.7%	81.9%	90.3%	85.6%
Internet services revenue	18.0	20.2	27.0	24.8	11.3	18.1	9.7	14.4

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Costs and expenses:
Cost of product revenue	10.0	10.3	12.8	17.6	17.7	15.3	21.4	17.6
Cost of internet services revenue	18.8	12.6	16.5	11.3	9.6	7.3	6.9	10.3
Engineering and development	43.5	31.0	37.7	30.4	35.3	22.9	35.7	31.9
Selling and marketing	28.9	23.6	25.1	27.8	25.8	23.2	34.7	27.2
General and administrative	16.6	15.7	15.4	16.8	18.1	9.0	15.9	13.7

Total costs and expenses	117.8	93.2	107.5	103.9	106.5	77.7	114.6	100.7

Income (loss) from operations	(17.8)	6.8	(7.5)	(3.9)	(6.5)	22.3	(14.6)	(0.7)
Total other income (expense), net	(2.8)	(3.2)	(1.5)	(1.8)	(1.8)	(0.5)	(1.9)	0.9

Income (loss) before income taxes	(20.6)	3.6	(9.0)	(5.7)	(8.3)	21.8	(16.5)	0.2
Provision for income taxes	2.7	2.4	2.2	4.9	3.0	2.6	3.3	4.5

Net income (loss)	(23.3)%	1.2%	(11.2)%	(10.6)%	(11.3)%	19.2%	(19.8)%	(4.3)%

Total Revenue

Product Revenue.    Product revenue for the quarter ended December 31, 2002 was greater than any other quarter in fiscal 2003 primarily due to our receipt of a royalty report from a major customer that included activity for previous quarters. Starting with the quarter ended June 30, 2003, product revenue started to increase as a result of our decision to focus on providing digital media software and firmware solutions to our OEM customers. Product revenue for the quarter ended December 31, 2003 included a large portion of license revenue from a Japanese OEM customer resulting from the completion and delivery of the last deliverable in the related license agreement.

Internet Services Revenue.    Internet services revenue for the quarters ended March 31, 2003, June 30, 2003 and December 31, 2003 were higher than many of the later quarters presented due to the completion of projects. Internet services revenue for the quarter ended June 30, 2004 was higher than some of the previous quarters due to the sale of fixed assets associated with the service to our customers.

Costs and Expenses

The general increase in cost of product revenue is due to increased costs of third-party royalties and increased costs associated with formation of product management and quality assurance engineering groups. The decrease in cost of product revenue during the quarter ended September 30, 2003 was primarily due to the temporary assignment of product managers and quality assurance engineers to research and development activities. We believe cost of internet services revenue will fluctuate consistent with fluctuations in our internet services revenue due to our cost-plus model in place with our most active customer.

For the quarter ended June 30, 2003, engineering and development decreased as a result of a reduction-in-force that occurred in March 2003, and selling and marketing increased primarily due to fiscal year-end commissions and bonuses. Engineering and development expense for the quarter ended September 30, 2003 includes expenses associated with the opening of our Beijing research and development center. Engineering and development expense for the quarter ended March 31, 2004 includes expenses associated with the opening of a research and development center in Shanghai and additional payroll-related expenses for our research and development centers in China. In addition, general and administrative expense decreased for the quarter ended December 31, 2003 as a result of a reduction in legal and professional fees.

Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which could harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

Since inception, we have financed our operations through private sales of our common and convertible preferred stock for approximately $10.3 million, borrowings and revenue. As of June 30, 2004, we had approximately $2.7 million in cash and cash equivalents. In connection with our agreements with Zoran Corporation, in April and June 2004, we issued a total of $2.8 million in principal amount of convertible promissory notes to Zoran. In addition, we are entitled to borrow up to an additional $1.2 million from Zoran in two installments based on the completion of certain software development milestones. The notes accrue interest at a rate of 5.0% per annum and are due and payable on March 31, 2006, if not converted. If outstanding, the convertible promissory notes and accrued interest will convert, at the election of the holder, into (a) shares of our common stock in connection with this offering at a discount to the offering price or (b) shares of our series B preferred stock if we are acquired prior to the completion of this offering. The discount to the initial public offering price at which the convertible promissory notes and accrued interest will convert into shares of common stock is initially 30% and increases on October 1, 2004, November 1, 2004 and December 1, 2004, up to a maximum of 50%, if this offering has not been completed prior to those dates. In the event we complete an equity financing, other than our initial public offering, the holder may elect to have the amounts outstanding under the notes, plus accrued interest, convert into shares of stock sold in the financing at a 20% discount. In addition, in the event that we do not complete our initial public offering prior to September 1, 2005, or in the event of a change in control of ArcSoft, the amounts outstanding under the notes, plus accrued interest, can be converted into shares of our series B preferred stock at a price of $1.50 per share.

In July 2004, we entered into an agreement with a bank for a $3.0 million line of credit. Amounts borrowed under this line of credit bear interest at prime plus 1.5% (5.75% as of July 2004) per annum and may be repaid and reborrowed at any time prior to the maturity date. The line expires in July 2005. The line of credit is secured by all of our assets and requires that we maintain a minimum liquidity, as defined as either $1.0 million or four months of liquidity, whichever is higher. As of July 31, 2004, we had an outstanding balance of $1.0 million under the credit line.

Operating Activities.    Net cash used in operating activities was approximately $3.0 million in fiscal 2002, $827,000 in fiscal 2003 and $526,000 in fiscal 2004 and resulted primarily from net losses from operations in the periods.

Investing Activities.    Net cash used in investing activities was $2.1 million in fiscal 2002, $322,000 in fiscal 2003 and $1.2 million in fiscal 2004 and was due primarily to the purchases of property and equipment in the periods, the purchase of the minority interest in a subsidiary in fiscal 2002 and the purchase of a license in fiscal 2004.

Financing Activities.    In fiscal 2002, net cash used in financing activities was $167,000 and was primarily due to payment of capital lease obligations. Net cash provided by financing activities was $1.3 million in fiscal 2003 and $2.5 million in fiscal 2004, primarily from a net increase in borrowings and the issuance of convertible promissory notes.

We currently have no significant commitments for capital expenditures. We anticipate that we will increase our capital expenditures consistent with our anticipated growth in personnel and infrastructure, including facilities and systems.

We expect to experience growth in our operating expenses for the foreseeable future in order to execute our business strategy. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. We intend to fund these activities primarily with cash generated from operations.

As of June 30, 2004, our contractual obligations, including future minimum commitments under capitalized lease obligations and operating leases, are as follows:

	Payments Due by Period
	(in thousands)
Contractual Obligations	Total	Less than 1 Year	1-3 Years		3-5 Years	>5 Years
Capital leases	$208	$110	$91		$7	$—
Minimum royalty payments	314	314	—		—	—
Operating leases	1,904	677	669		558	—
Purchase commitments	168	168	—		—	—
Notes payable	3,950	1,150	2,800	(1)	—	—

Total	$6,544	$2,419	$3,560		$565	$—

(1)	Represents principal amounts payable upon maturity of convertible promissory notes, which notes become due and payable upon the earlier of (a) our initial public offering or (b) March 2006 and may be converted into common stock or preferred stock, in accordance with the terms of the notes, at such time at the election of the holder thereof.

We believe that the net proceeds from the sale of common stock in this offering, our existing cash and cash equivalents, the cash generated from operations and our bank line of credit will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in more dilution to our stockholder, or, in the case of debt, subject us to restrictive covenants and require us to make periodic payments of principal and interest. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Recent Accounting Pronouncements

In June 2002, Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally The Emerging Issues Task Force, or EITF, Issue No. 94-3. We adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to FASB Statement 123.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS 148 effective June 30, 2003.

In December 2003, FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” and a revised interpretation of FIN 46 (FIN 46-R) in January 2003. FIN 46 requires certain variable interest entities (“VIEs”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, we have not invested in any entities we believe are variable interest entities for which we are the primary beneficiary. For all arrangements entered into after January 31, 2003, we are required to continue to apply FIN 46 through April 30, 2004. We were required to adopt the provisions of FIN 46-R for those arrangements on May 1, 2004. For arrangements entered into prior to February 1, 2003, we are required to adopt the provisions of FIN 46-R on May 1, 2004. The adoption of FIN 46-R did not have an impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003, except for those provisions of SFAS No. 149 which related to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS No. 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. We are currently evaluating the impact of adopting SFAS No. 149. However, we do not believe that we have entered into any contracts that would fall within the scope of SFAS No. 149.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stock, and certain options and warrants. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and was effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition.” SAB 104 updates portions of existing interpretive guidance consistent with current authoritative accounting auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material impact on our consolidated financial statements.

In March 2004, the EITF reached a final consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. We expect that the adoption of Issue 03-01 will not have an effect on our operating results or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have limited exposure to financial market risks, including interest rates. Our exposure to market risks for changes in interest rates relates primarily to our cash equivalents, which consist of time deposits and money market funds. Due to the short-term nature of our cash equivalents and to the limited amount of our cash equivalents, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by the effect of a sudden change in market interest rates on our cash equivalents.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries’ operating expenses, primarily in the People’s Republic of China, the United Kingdom, Japan and Taiwan, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations. Substantially all of our sales are transacted in U.S. dollars.

BUSINESS

Overview

We are a leading developer and provider of digital media software and firmware solutions for PC, PC-peripheral, mobile phone, consumer electronics and home entertainment manufacturers to bundle with, or embed within, their products. We offer an extensive portfolio of software, firmware and media compression technologies that address each stage of the digital media lifecycle, enabling consumers to capture, create, edit, store, present and distribute digital media. Our products are designed to enable original equipment manufacturers, or OEMs, to meet consumers’ increasing demand for easy-to-use photo, video and audio-related functionality. We are able to deliver high-quality, cost-effective customized solutions by leveraging our development centers in China.

Our major products for PC and mobile devices include PhotoImpression, a photo editing application, PhotoBase, a digital media management and presentation application and ShowBiz DVD, a video editing and DVD authoring application. We also provide customized solutions that are incorporated into high-volume PC-peripherals, consumer electronics devices and home entertainment products such as printers, digital still and video cameras, mobile phones, set-top boxes and DVD players and recorders.

We derive substantially all of our revenue from license fees from our OEM customers. We collaborate closely with many large device manufacturers such as Canon, Epson, Hewlett-Packard, Matsushita (Panasonic brands), Motorola, Nikon and palmOne (formerly known as Palm). We design and develop software and firmware for our OEM customers, which we believe enables them to differentiate their products from those of their competitors through price and features.

Example uses of our products include:

•	A mother on vacation takes a series of pictures with her mobile phone. Using our PhotoBase Mobile Edition software, which is bundled with her mobile phone, she crops one photo and rotates another. She can add decorative borders to the pictures, save them as a slideshow and use our MMS Composer Mobile Edition to send the slideshow to friends. In addition, she can download a song to her mobile phone, as well as a ring tone of the same song. Using our AMR Codec, her mobile phone is now capable of playing the entire song as well as play the ring tone when she receives a call.

•	A mother takes a picture of her family with a digital camera. Using our PhotoImpression software on her PC, she can remove the red-eye, adjust the brightness and crop and resize the picture. She can then print a copy for herself and also email the photo to her entire family.

•	A father records a video of his son. Using our ShowBiz DVD software, he can create his own movie on his home PC. He can use the software’s storyboard feature to script the video, delete a portion of the video, incorporate transitions and add credits to the end of the video along with his favorite music. He can also burn the movie to a DVD and send it to his parents so they can see their grandson on their television.

We began our operations in 1994 and introduced our first digital imaging software product in 1995. Since then we have consistently introduced solutions for new high-volume PC, PC-peripheral, consumer electronics and home entertainment devices. We intend to continue to work with our OEM customers and technology partners to expand our product portfolio and library of core technologies in our existing markets, as well as new markets driven by consumers’ demands for next-generation devices and technologies.

In March 2004, we entered into agreements with Zoran Corporation to acquire and develop certain hardware and software technologies related to our home connectivity and digital medial playback technology . Pursuant to these agreements, we acquired a license for certain rights to the intellectual property developed by Zoran, and will pay Zoran royalties for future sales of the products incorporating the MaestroLink/MediaMirror technology. In addition, we have granted a license to Zoran for the sale and distribution of products incorporating the MaestroLink/MediaMirror technology under which Zoran will pay us royalties for future sales of these products. Under these agreements, we and Zoran have also agreed to indemnify each other against claims related to the MaestroLink/MediaMirror technology. The agreements continue until terminated by either party for cause, including termination for material breach if such breach is not cured within 45 days.

Industry Background

Transition from Analog to Digital Technology

Media content has traditionally been created, stored and distributed using analog processes. Analog technology is still used to process the majority of photo, video and music content today. However, analog technology is expensive and requires specialized equipment as well as professional service providers, which allows little flexibility in the creation, editing, storage, presentation and distribution of media content. As a result, there has been a significant increase in consumer and business demand for digital technologies that can perform these functions more efficiently and cost-effectively. For example, In-Stat/MDR expects the digital still camera market to grow approximately 229% from approximately 24.8 million units in 2002 to approximately 81.7 million units in 2007. While PCs have traditionally served as the primary platform for digital media technologies, the increased capacity and performance and decreased size and cost of hard disk drives and microprocessors has enabled users to access digital media content on smaller devices, such as mobile phones and personal digital assistants, or PDAs, and share information among various devices. Communication between these devices requires enabling technologies that can support all forms of digital media content, including photo, video and audio.

Digital media offers significant advantages over analog media, such as easy and inexpensive editing and special effects, Internet-based accessibility and distribution, flexible formatting, durable storage, personalization, easy duplication and rapid wired or wireless transmission without loss of quality. For these reasons, digital technology has become the preferred means of creating, editing, storing, presenting and distributing media for both consumers and professionals. Consumers are increasingly expecting cost-effective, easy-to-use software solutions to be bundled with, or embedded in, devices instead of having to select, purchase and install complex, expensive software products from a retail store. Providing comprehensive solutions requires core fundamental technologies and features that address the spectrum of the digital media lifecycle, which have traditionally been difficult for any single software developer to provide.

The Digital Media Software Industry

With the proliferation of devices incorporating digital technology, consumers are demanding more expansive features and capabilities. Digital media software solutions are typically offered either separately through retailers, or bundled with, or embedded in the device. Typically, the digital media software available at retailers is expensive, difficult to use and often incompatible with the consumer’s device.

Device manufacturers have responded to these consumer demands by adding new photo, video and audio features and functionality to their products. Few leading device manufacturers currently choose to develop digital media software in-house because it is complex and difficult to develop or continuously update, particularly in the rapidly changing consumer electronics and home entertainment device markets. Most device manufacturers outsource development to third parties and expect these parties to help differentiate their products by developing high-quality software and firmware more quickly, efficiently and cost-effectively.

Third-party software and firmware developers have historically focused on providing targeted and specific applications, rather than comprehensive solutions due to the technology and integration challenges associated with providing such a solution. As a result, OEMs are required to work with numerous vendors to complete a comprehensive solution, which requires significant integration and costs in order to meet consumer demand, as well as increasing the risk of product delays. This creates an opportunity for a single provider with the technological expertise to provide a comprehensive and cost-effective OEM solution.

PC and PC-peripherals

Consumers are increasingly demanding lower cost, more powerful and easy-to-use software solutions to create, edit, store, present and distribute digital media content on PCs and PC-peripherals such as printers, scanners and CD/DVD burners without the need to install a software product purchased in the aftermarket. To address this demand, and to create a cost-effective and enhanced experience for consumers, OEMs increasingly incorporate digital media solutions within PCs and PC-peripherals to expand the core functionality of these products. As the functionality of hardware and software increases, we believe the need for OEMs to bundle or embed digital media software solutions within these devices will continue to grow.

Mobile Devices

The mobile device market, which includes devices such as camera phones, PDAs and MP3 players, is experiencing significant growth. According to In-Stat/MDR, the camera phone market is expected to grow from approximately 18.2 million units in 2002 to approximately 465 million units in 2007. We believe this growth is due to lower prices combined with increasing consumer demand for new features and functionality to be incorporated within mobile devices, as well as the expectation that their photo, video, audio and data will be accessible anywhere and at anytime. Recent examples of this trend are the picture messaging and media streaming capabilities of mobile phones to deliver photos, video and music. While the growth of mobile devices is significant, third-party software developers face challenges in addressing this market, including the need for significant engineering resources to develop software and firmware solutions across multiple operating systems and central processing units and the ability to service multiple carriers and manufacturers.

Consumer Photo and Video Electronics

The consumer photo and video electronics market, which includes digital still cameras, digital video cameras and flash memory cards, has shown strong growth rates the past few years, and is expected to continue to grow over the next several years. According to In-Stat/MDR, the digital still camera market is expected to grow from approximately 24.8 million units in 2002 to approximately 81.7 million units in 2007, for an approximate 27% compound annual growth rate. As consumers continue to migrate from film-based cameras and tape-based video recorders to digital consumer electronics devices, we believe the demand and expectation for enhanced functionality on these devices will continue to increase. The broad and expanding range of home electronics devices is creating opportunities for a provider of enabling software and technologies to enhance consumers’ digital media experience.

Home Entertainment Electronics

The home entertainment market, which includes digital televisions, DVD players, DVD recorders, set-top boxes and personal video recorders, is large, growing and becoming networked with the home PC. We believe the DVD player, which can be used for playing both CDs and DVDs, is one of the fastest growing home entertainment products. The next-generation of these devices, the DVD recorder, is expected to grow from approximately 1.3 million units in 2002 to approximately 51.1 million units in 2007, according to In-Stat/MDR. These devices as well as other devices such as set-top boxes and personal video recorders have emerged as platforms for digital media technologies primarily due to improvements in storage technology, advances in microprocessor technology and developments in digital media applications. The convergence of home entertainment devices and computers is generating opportunities for a provider of enabling software to supply technologies for the broad and expanding range of devices available today.

Market Opportunity for Digital Media Solutions

Consumers increasingly expect to be able to distribute media content throughout the home and on the road, requiring their devices to communicate with each other. Software and firmware solutions have transformed these products from boxes with limited functionality to devices with flexible operating environments serving multiple functions. We believe OEMs will continue to leverage innovative solutions to differentiate their products from those of their competitors and improve profitability. We believe that these trends will create significant market opportunities for providers of digital media software and firmware solutions that:

•	offer a diverse and comprehensive portfolio of digital media technologies and solutions addressing each point of the digital media lifecycle;

•	deliver cost-effective solutions within a short development cycle providing increased flexibility for OEM customers;

•	provide products that are easy for the consumer to use;

•	are built on reliable, high-quality technology developed by highly skilled engineers; and

•	can be customized quickly to meet the needs of each individual OEM customer.

The ArcSoft Solution

We are a leading developer and provider of digital media software, firmware and codec solutions for PC, PC-peripheral, mobile device and home entertainment manufacturers to bundle, or embed within their products. Our product offerings are designed to allow our OEM customers to cost-effectively enable and enhance the functionality of their devices, thus differentiating their offerings from competitors and improving profit margins. Key benefits of our solution include:

Comprehensive Portfolio of Solutions for the Digital Media Lifecycle. We offer a comprehensive portfolio of software, firmware and codec solutions designed to enable consumers to manage photo, video and audio media content on digital media devices. We have built an extensive product portfolio providing functionality at each point of the digital media lifecycle that enables capturing, creating, editing, storing, presenting and distributing digital media. Our technologies are designed to work across a broad range of PC, PC-peripheral, mobile device and consumer electronics and home entertainment device operating systems and to communicate with multiple hardware components and devices. We believe this interoperability enables our OEM customers to reduce technology integration costs and product risks and to deliver products on time.

Reliable and High-Quality Solutions Based on Core Technologies. Our experience and focus on development and deliverability enables us to provide reliable, high-quality software applications, firmware and codecs. We have created an extensive library of core technologies that form the basis of our product development efforts with an engineering team dedicated exclusively to the development and modification of our core technologies. We use platform-independent solutions that can be adapted or ported to various platforms quickly and easily, enabling us to meet the specific needs of each OEM customer.

Rapid Time to Market and Cost-Effective Engineering to Address OEM and Consumer Demands. We have built an experienced engineering team and a disciplined development process that allows us to respond rapidly to deliver solutions that address new customer and market demands. We believe our highly qualified engineering team based in China enables us to deliver solutions at attractive price points. Currently, we have approximately 235 media scientists and engineers in Hangzhou, nine in Beijing and 29 in Shanghai. We also have relationships with universities such as Zhejiang University in China. These relationships enable us to access research and engineering talent for both collaborative purposes and for recruiting highly qualified personnel. Our development process is structured to provide project tracking and delivery status projections, performance assessment and resource usage and forecasting that gives management a comprehensive view throughout the entire development process. We believe our engineering personnel and processes enable us to respond quickly and cost-effectively to our customers’ requests for new or modified products.

Focus on Ease-of-Use Reduces Costs and Designed to Enhance OEM Margins. Our products and technologies are designed to address customer needs and market trends, incorporate an easy-to-use interface and require a minimal number of actions to perform a particular task. We believe easy-to-use and automated solutions are critical to our OEMs, as this functionality reduces the complexity of their device, simplifies and enhances the user experience and minimizes service calls and returns to the OEM.

Close Collaboration With Customers and Extensive Customization Services. We collaborate closely with our OEM customers to ensure that our products enhance the functionality of each specific device, and are delivered on schedule to meet timing objectives. We have established a client services group, which works together with our customers’ product teams as well as our internal product and engineering groups to ensure we are providing high quality products and services to our customers. We believe our major OEM customers choose to work with us in large part because of our track record of consistently delivering high-quality software and firmware.

Our Strategy

Our objective is to become the global leader in the design and delivery of digital media software, firmware and codec solutions to leading PC, mobile device and consumer electronic and home entertainment device manufacturers. The principal elements of our strategy are to:

Expand our Customer Base and Leverage Relationships. We intend to pursue additional PC, mobile device and consumer electronics and home entertainment manufacturers to increase our market share. We also intend to leverage our relationships with our current OEM customers to expand into additional product lines. For example, we originally licensed software solutions to Hewlett-Packard for their printers and have subsequently developed and licensed software solutions for Hewlett-Packard scanners, PCs, digital still and video cameras and PDAs. We plan to work with our customers to develop software to enable next-generation digital devices, and with component manufacturers to anticipate and develop innovative solutions to incorporate into the firmware for digital devices.

Extend our Product Portfolio and Core Technologies in Existing Markets. We intend to further expand our product portfolio to provide additional solutions to our current customers and markets. We intend to leverage our library of core technologies and applications to provide our customers with incremental solutions to meet their needs. For example, we made minor modifications to PhotoBase to extend its portability for use with PDAs and mobile phones, and we intend to incorporate it into DVD players and set-top boxes. We believe that our wide range of solutions can be leveraged across multiple OEM product categories through the application and customization of our core technologies. We believe leveraging our core technologies with low-cost modifications will enable us to continue to develop new products rapidly and cost-effectively.

Extend our Core Technologies into Next Generation Embedded and Wireless Markets. We intend to expand our solutions based on our core technologies into next generation embedded and wireless markets. For example, we have also recently released mobile editions of PhotoImpression and PhotoBase. In addition, we are developing MaestroLink/MediaMirror, an embedded technology that is designed to enable consumer electronics and home entertainment devices such as DVD players to receive and play digital content in any room in the home. We believe that our library of core technologies and our ability to provide significant customization services will allow us to expand our presence in the wireless and embedded markets. We intend to continue to offer new products to expand upon our early position in these markets.

Continue to Develop Talented Engineering Personnel and Efficient Processes. We intend to continue to expand our engineering base in China to access high-level, cost-effective engineering talent. We also plan to continue to expand our relationships with leading universities such as Zhejiang University in China, as well as establish new relationships with other universities. We plan to leverage these relationships to develop technologies that can be incorporated into our products and to recruit highly qualified engineering personnel. We also intend to continue to improve the efficiency of our research and development processes to develop customized software using low-cost methodologies with rapid time to market. We believe this will enable us to further expand our product portfolio and our customer base, as well as continue to deliver solutions rapidly in a cost-effective manner.

Pursue Strategic Relationships and Acquisitions

We intend to continue to establish strategic relationships to license third-party technologies and to provide complementary applications and solutions. We intend to continue to build relationships with semiconductor manufacturers and developers of operating systems and related technologies to enable compatibility with our products and enable us to further expand our customer base. We also plan to evaluate and pursue opportunities to make investments in, or acquire, complementary businesses and technologies and to expand our distribution channels. For example, in March 2004, we acquired from Zoran Corporation, a semiconductor company, rights for certain software and hardware technologies related to our home connectivity and digital media playback technology.

Our Products

We offer an extensive portfolio of software, firmware and codec technologies to address each type of digital media content, including photos, videos and audio, for each stage of the digital media lifecycle. Our software products are designed to enable consumers to capture, create, edit, store, present and distribute digital media. Our major software products for digital photos include PhotoImpression, a photo editing application, and PhotoBase, a digital media management and presentation application. Our major software product for video includes ShowBiz DVD, a video editing and DVD authoring application. Our new mobile software products include PhotoBase Mobile Edition, a photo editing application for mobile devices, MMS Composer Mobile Edition, a mobile media management and email application, and PhotoPrinter Mobile Edition, a mobile printing application.

Our firmware products are designed to allow our OEM customers to expand the functionality of their devices by embedding our core technologies, enabling these devices for advanced photo, video and audio capabilities. Our embedded solutions include our Digital Camera Suite, which offers photo viewing, editing panorama creation and printing, DVD Recorder Suite, which enables consumers to import, view, edit and archive photos on a DVD player, Set-top Box Suite, which brings personal photo and video imaging to the television, and Printer Suite, which provides photo enhancing, cropping and printing.

Our codec technologies are based on open standards and provide an enabling platform for our OEM customers to enhance their products. Our codecs are designed to provide digital devices with the ability to play audio, video, voice and playback. Our major codec products include Mobile Media Codec, or MMC, which empowers mobile devices with imaging and audio functionality, and MPEG-1 Codec, MPEG-2 Codec and MPEG-4 Codec, which are designed to provide advanced video capabilities.

Our products are engineered for digital media devices in four main categories, including PCs and PC-peripherals, mobile devices, consumer electronics and home entertainment devices.

PCs and PC-Peripherals

We develop cost-effective, easy-to-use software and firmware solutions that enable users to capture, edit, store, display and transfer digital media assets on desktop computers including Windows and Macintosh operating systems, as well as on PC-peripherals, such as printers, scanners, webcams and CD/DVD burners.

Mobile Devices

We develop software, firmware and codec solutions that are incorporated by our OEM customers into the operating systems of mobile devices, such as camera phones, PDAs and MP3 players. These solutions provide enhanced text, image and video features for these devices.

Consumer Photo and Video Electronics

We develop software solutions designed to enable users to migrate the functionality traditionally deployed on PCs such as editing, storing, displaying and transferring digital media to be incorporated into consumer photo and video electronics devices, including digital still cameras, digital video cameras and flash memory cards.

Home Entertainment

We are developing software, firmware and codec solutions that will be incorporated into home entertainment products, including digital televisions, DVD players, DVD recorders, set-top boxes and PVRs. We are designing these solutions to enable consumers to share images and video in any room in the home through home entertainment devices that incorporate the MaestroLink/MediaMirror technology.

The following diagram illustrates how we believe our software products can be bundled with, or embedded within, a broad array of consumer devices:

The following table identifies our products that accounted for at least $500,000 of our total revenue during the fiscal year ended June 30, 2004:

Products	Description	Device Category
ArcSoft ShowBiz DVD	•Enables capture, edit and design of video presentations, creation of custom DVD movies and photo slideshows, and customization of DVD menus.	PC & PC-peripherals
ArcSoft PhotoImpression product family	•Enables photo editing with project templates and printing capabilities.	PC & PC-peripherals Mobile devices
PhotoStudio	•Enables photo editing, such as red-eye removal, color correction and image cloning. Also includes tools for batch image processing, image file management and creation of animated 3D text.	PC & PC-peripherals
ArcSoft VideoImpression	•Enables capture, edit and design of video presentations and works with photos and videos to create slideshows for sending via email or burning to CD.	PC & PC-peripherals Mobile devices
ArcSoft PhotoBase product family	•Digital media management and presentation application enabling sorting, sharing and archiving of digital media collections and editing and printing of digital photos.	PC & PC-peripherals Mobile devices Consumer electronics Home entertainment devices
ArcSoft Panorama Maker	•Enables creation of panoramic images by automatically stitching multiple images, requiring little or no post-process modification.	PC & PC-peripherals Mobile devices Consumer electronics
ArcSoft Funhouse	•Enables creation, printing and email of photo scenes with built-in or custom templates.	PC & PC-peripherals
ArcSoft PhotoPrinter product family	•Enables printing of multiple photos on a single page and multiple pages at one time, as well as image editing and enhancement features.	PC & PC-peripherals Mobile devices Consumer electronics Home entertainment devices

In March 2004, we acquired from Zoran Corporation rights for certain software and hardware technologies related to our home connectivity and digital media playback technology. MaestroLink/MediaMirror is an embedded, application-specific integrated circuit solution that includes a PC software application and enables consumer electronics and home entertainment devices such as DVD players to receive and play digital content through a wired or wireless home network. This product line incorporates two main components: IP that resides within the firmware of electronic devices such as DVD players and software that resides on the user’s PC. The MaestroLink/MediaMirror product is not yet in commercial product and we do not currently expect to begin shipping this product in volume until the end of calendar 2004.

Our Customers

We license our software solutions to OEMs in the PC, PC-peripheral, mobile device, consumer electronics and home entertainment markets. We also provide website design and management services for a limited number of key customers. The following is a representative list of our OEM customers which accounted for at least $500,000 of our total revenue during the fiscal year ended June 30, 2004.

Canon	Nikon
Epson	palmOne
Hewlett-Packard	World Wide Licenses (Polaroid brands)
Matsushita (Panasonic brands)	Zomax (Lexmark brands)

For the fiscal year ended June 30, 2004, Hewlett-Packard, Matsushita and Canon accounted for approximately 25.3%, 11.2% and 10.6% of our total revenue, respectively. No other single customer accounted for more than 10% of our total revenue in fiscal 2004.

Our license agreements generally have terms of one to three years and can be renewed automatically for periods ranging from one to three years. Most of these agreements are subject to standard termination provisions, including termination for breach or insolvency by either party to the agreement. Under these agreements, we generally have the right to audit the records of our licensees to verify compliance with royalty payments. In addition, certain of our license agreements provide that if we charge another customer a lower royalty fee for the same product that is the subject of the license, the licensee may have the right to obtain the lower royalty fee for the product.

Our Technology

We have developed a library of technologies that can be leveraged across multiple platforms for multiple devices. Our core technologies can be customized quickly and easily, thus enabling us to cost-effectively develop software solutions tailored to meet the specific needs of our OEM customers.

Our core technologies include the following design principles:

•	Flexible architecture that can be leveraged to expand and enhance product lines;

•	Device and platform independent technologies and modular architecture for greater platform independence; and

•	Utilization of industry standards whenever possible to promote market acceptance of our products.

Our modular architecture enables us to create new products with fewer resources and in less time than would be required to design them using entirely new components. For example, we originally licensed PhotoBase, a successful desktop application, for PCs, and with minor modifications we expanded its application for use in PDAs and mobile phones and intend to incorporate it into DVD players and set-top boxes. As new functionality becomes necessary or available for a specific platform, we intend to develop the appropriate modules to continue to expand our products to deliver additional technology under a single product or as specialized products for that platform.

The flexible architecture of our software supports a significant number of PC, PC-peripheral, mobile, consumer electronics and home entertainment platforms. A significant portion of the software code that is used to implement our products is platform-independent. Each software module contains a platform-independent core that is surrounded by a customized application program interface that interacts with the devices on a broad range of platforms. For example, we have developed a technology that allows red-eye removal, which can be incorporated into multiple products or sold independently to meet the particular needs of our OEM manufacturers. As a result, we can efficiently create new products with existing modules and incorporate these products into new operating systems or hardware platforms and cost-effectively support many customers and varied product lines.

Sales, Marketing and Technical Support

Our global sales force is focused on obtaining new OEM customers and maintaining relationships with current licensees. As of June 30, 2004, our sales force, consisting of 25 sales professionals, is located in Japan, Taiwan, the United Kingdom and throughout the United States and China. We motivate our sales force through commission-based compensation plans. Our marketing efforts are focused on obtaining new OEM customers and maintaining relationships with our existing OEM customers.

We offer customer support directly to our OEM customers as well as to the purchasers of our OEM customers’ products. We offer web-based support, including email and a frequently asked questions search engine. We also provide telephone support directly to consumers as well as indirectly through our OEM customers. This coverage is available in Europe, Japan, Taiwan, China and the United States and is available in many languages. These services are provided directly by us or by a third party subcontracted by us.

We also have a separate engineering team focused on developing customized solutions for our OEM customers. We work closely with our OEM customers to ensure that our products maximize the potential of the device and meet timing objectives. We have established a client services group to work with our customers’ product teams and our internal product and engineering organizations, to provide these services to our key customers.

Research and Development

Engineering organization

Our engineering and development efforts focus on the design and implementation of new products and upgrades to existing products, client product customization and research on technologies for new markets. Our engineering organization consists of an engineering management team in our U.S. headquarters as well as development centers in China. Our development center in Hangzhou, China, established in 1998, develops PC, mobile device and consumer electronics and home entertainment products and technologies and includes an independent quality assurance team. Our development center in Beijing was established in 2002 and focuses on providing solutions for digital media content management for wireless networks. We recently established a third development center in Shanghai focusing on consumer electronics products and mobile technology and applications. As of June 30, 2004, we had 301 research and development employees, including 28 employees in California, 235 employees in Hangzhou, 9 in Beijing and 29 in Shanghai. Our research and development expenditures were approximately $6.6 million in fiscal 2002, $6.6 million in fiscal 2003 and $6.8 million in fiscal 2004.

Our U.S. engineering team is responsible for overall product management and quality assurance. Our quality assurance team in the United States is responsible for user acceptance verification of all deliverables from our China teams. The Hangzhou team also provides product localization and user interface service across the development centers.

We also have a relationship with Zhejiang University in China. This relationship enables us to access research and engineering talent for both collaborative purposes and for recruiting highly qualified personnel. Through this relationship, we develop and own certain technologies for integration into our products.

Engineering process

Our engineering process includes continuous tracking of project and delivery status, performance assessment, resource usage and forecasting, providing management visibility through the development process. A typical engineering project involves 14 steps with a team leader assigned specific responsibility for each of these steps. This individual is responsible for transitioning the project to the next step in the process. For each project, we deploy a client service manager, project manager and quality assurance staff both in the United States and in China. Upon completion of the development of the product, our quality assurance team in the United States conducts a final review and testing before the product is shipped.

To provide predictability to our engineering, we have implemented the following practices:

•	Project Size Control. To ensure that the size of the project is manageable, we implement a project plan in several phases. If necessary, each engineering project is divided into subprojects to ensure that the size of the project is manageable.

•	Feature-Based Development. Each project is broken down into a set of features, with each feature treated as a separate unit for specifications, design, coding, testing, verification and sign-off. While features may be related, the engineering team completes the project feature by feature.

•	Incremental Delivery. We continually measure the progress of the project by the percentage of features that have been completed. At any time in the life cycle of the project, our team is only working on a limited number of features simultaneously. Features are specified in the delivery plan to coordinate the efforts between our coding team and our quality assurance team.

Competition

The market for our products is highly competitive and rapidly evolving. We expect competition to increase, which may result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors. While we do not compete with any single entity with respect to all aspects of our business, we compete with various public and private companies in each of our target markets. In addition, developers of operating system software, including Microsoft and Apple Computer, may include features and functionality within new product releases that might compete with our products. We also face competition from the internal research and development departments of other software companies and OEM manufacturers, including some of our current customers. Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources and greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products.

We believe the primary competitive factors impacting our business are:

•	ability to offer products that balance performance and cost;

•	ability to provide high-quality, cost-effective engineering;

•	timeliness of introduction of new products that address customer needs;

•	the quality, reputation and breadth of product offerings;

•	the quality of the engineering expertise and technical innovations;

•	relationships with OEMs;

•	compatibility with emerging industry standards;

•	scope and responsiveness of service and technical support;

•	timeliness and quality of modifications and enhancements to existing products to comply with new and evolving hardware and software; and

•	price structure.

Although we believe our products compete favorably with respect to each of these factors, the market for our products is rapidly evolving and we may not be able to maintain our competitive position against current and potential competitors.

Intellectual Property

Our success depends on our ability to protect our proprietary rights. We rely on a combination of patent, copyright, trade secret, trademark and contractual provisions to establish and protect our proprietary rights, and we enter into confidentiality agreements with our employees and consultants. As of June 30, 2004, we had one issued patent, 35 patent applications pending in the United States and one international patent application pending which reserves our right to file applications in multiple foreign jurisdictions. Our patent and patent applications are based primarily on unique image and video processing algorithms and digital media content manipulation in systems, such as consumer electronics devices. We do not know if our current or future patent applications will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged or invalidated. The following are our registered trademarks: ArcSoft, ArcSoft Collage Creator, ArcSoft Funhouse, ArcSoft Greeting Card Creator, ArcSoft Panorama Maker, ArcSoft PhotoBase, ArcSoft PhotoImpression, ArcSoft PhotoMontage, ArcSoft PhotoPrinter, ArcSoft ShowBiz, ArcSoft VideoImpression, PhotoStudio and the ArcSoft logo. The following are our trademarks: ArcSoft DVD SlideShow, ArcSoft MediaMirror, ArcSoft Multimedia Email, ArcSoft QuickDVD, ArcSoft ShowBiz designs, ArcSoft TotalMedia and ArcSoft VideoStablizer. In addition, we have registered copyrights in the areas of digital media management, video editing and DVD authoring.

We license certain software from third-party vendors, enabling us to integrate current and emerging technologies into our software and hardware solutions. We purchase, or license, these third-party technologies from companies including MPEG LA, Dolby Laboratories and Thompson Licensing S.A. In March 2004, we acquired from Zoran Corporation rights for certain software and hardware technologies related to our home connectivity and digital media playback technology.

We generally require our employees, consultants and customers to enter into confidentiality and nondisclosure agreements before we disclose any confidential information regarding our products, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, employees, consultants and customers may violate these agreements, and unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. It is difficult to monitor unauthorized use of technology, particularly outside the United States where the laws may not protect our proprietary rights as fully as in the United States. In addition, our competitors may independently develop technology similar to ours. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of revenue and competitive advantage. Infringement claims and lawsuits to protect our proprietary rights would likely be expensive to resolve and would require management’s time and resources, and, therefore, could harm our business.

We have from time to time received notices of claims of infringement of other parties’ proprietary rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. Litigation could also require us to develop non-infringing technology or enter into royalty or license agreements or require us to pay damages or prohibit us from selling certain products in the future. In addition, our license agreements, including the agreements we have entered into with our large OEM customers, generally contain warranties of non-infringement and commitments to indemnify our customers against liability arising from infringement of third-party intellectual property rights. These commitments may require us to indemnify or pay damages to our customers for all or a portion of any license fees or other damages, including attorneys’ fees, our customers are required to pay, or agree to pay, third parties.

Employees

As of June 30, 2004, we had 394 full-time employees, including 301 in research and development, 57 in sales, marketing and technical support and 36 in general and administrative. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

Facilities

The following table describes our principal facilities:

Location	Use	Approximate Square Footage	Lease Expiration Date
Fremont, California	Corporate headquarters	26,000	June 2009
Hangzhou, China	Engineering and development	40,290	October 2005
Beijing, China	Engineering and development	8,629	September 2005
Shanghai, China	Engineering and development	3,143	September 2004 with right to renew until September 2005
Tokyo, Japan	Regional Sales Office	1,329	July 2005
Taipei, Taiwan	Regional Sales Office	2,953	May 2006
London, United Kingdom	Regional Sales Office	482	Month to month

We believe that our current facilities are adequate for our needs for the foreseeable future. We believe that we will be able to find adequate space upon the expiration of our headquarters lease. However, we cannot assure you that additional space will be available on commercially reasonable terms, if at all.

Legal Proceedings

On December 30, 2001, we, along with over 200 other companies, were named as a defendant in a lawsuit filed by The Massachusetts Institute of Technology and Electronics for Imaging. The complaint was filed in the United States District Court, Eastern District of Texas, and alleges infringement of U.S. patent

No. 4,500,919 owned by The Massachusetts Institute of Technology and licensed to Electronics for Imaging. The first amended complaint seeks unspecified damages, attorneys’ fees and an injunction against further infringement. We are currently participating in a joint defense agreement with several of the defendants. We, along with our other joint defense members, filed an answer to the first amended complaint on July 1, 2002. On November 24, 2003, we filed a motion for summary judgment, seeking the court’s ruling on whether the plaintiffs had sufficiently complied with the marking requirements of 35 U.S.C. § 287(a). On August 4, 2004, the magistrate judge issued a report and recommendation that the motion for summary judgment be denied except with respect to the issue of actual notice. The report and recommendation states that filing an action for infringement constitutes actual notice. Although this finding may limit our exposure, the plaintiffs will likely challenge the report and recommendation. We cannot be certain that the report and recommendation will be adopted by the court or what impact this will have on our exposure or the litigation. No trial date has been set for this case. Although we intend to vigorously defend against these claims, we cannot predict the outcome of this litigation.

We may also be subject to various claims and legal actions arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers, key employees and directors and their ages as of June 30, 2004:

Name	Age	Position(s)
Hui (Michael) Deng	42	President, Chief Executive Officer and Director
Alfred V. Larrenaga	57	Senior Vice President and Chief Financial Officer
Todd J. Rumaner	35	Senior Vice President and Chief Operating Officer
Liangkui (Frank) Feng	38	Vice President of Engineering
Hua (James) Zhong	38	Vice President of ArcSoft, Inc., and General Manager, ArcSoft (Hangzhou) Company, Limited
David C. Nagel	59	Chairman of the Board
Gregory K. Hinckley	57	Director
Timothy C. Lin	52	Director
Ronald J. Smith	54	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Hui (Michael) Deng is our president, chief executive officer and a member of our board of directors. Mr. Deng co-founded ArcSoft in May 1994. Mr. Deng holds both B.S. and master’s degrees in physics from Beijing University, China, and a Ph.D. in physics from Washington University.

Alfred V. Larrenaga has served as our senior vice president of finance and chief financial officer since March 2004. Prior to joining us, Mr. Larrenaga served as vice president and chief financial officer of Vega Vista, Inc., a fabless semiconductor company from April 2001 to June 2003. From June 1999 to March 2001, Mr. Larrenaga served as senior vice president and chief financial officer for InVision Technologies, Inc., a manufacturer of detection products. From August 1997 to May 1999, Mr. Larrenaga served as executive vice president and chief financial officer of Integrated Package Assembly Corporation, an independent semiconductor packaging and assembly foundry. Mr. Larrenaga is a certified public accountant and holds a B.S. in accounting from Santa Clara University.

Todd J. Rumaner served as our vice president of sales and marketing from December 1998 to June 2002, as our senior vice president of sales and marketing from December 2002 to present, and he became our senior vice president and chief operating officer in March 2004. From August 2002 to November 2002, Mr. Rumaner served as director of business development at Concord Camera Corporation, a digital camera manufacturing company.

Liangkui (Frank) Feng has served as our vice president of engineering since May 2003. Mr. Feng joined us in February 1999, as a senior engineer working on various ArcSoft photo and Internet applications. Prior to joining us, Mr. Feng served as a director for ArcSoft ZDQ Software Development

Company in China, a joint venture between ArcSoft and Hanzhou ZDQ Software Company, from August 1998 to February 1999. Prior to joining ArcSoft ZDQ Software Development, Mr. Feng served as a research and development director for Qware Corporation of Zhejiang University in China. Mr. Feng holds B.S. and master’s degrees in computer science from Zhejiang University, China.

Hua (James) Zhong has served as a vice president since April 2004 and has served as general manager of our subsidiary ArcSoft Hangzhou in China since January 2003. From December 2001 to January 2003, Mr. Zhong served as deputy general manager and from October 2001 to December 2001 as the engineering director at ArcSoft Hangzhou. From March 2001 to October 2001, Mr. Zhong served as the engineering director and from August 1998 to March 2001 as a department manager of ArcSoft ZDQ Software Development Company in China, a joint venture between ArcSoft and Hangzhou ZDQ Software Company. Prior to joining ArcSoft ZDQ Software Development Company, Mr. Zhong served as vice director of research and development for Qware Corporation of Zhejiang University in China from December 1992 to August 1998. Mr. Zhong holds a B.S. degree in computer science from Zhejiang University, China.

David C. Nagel has served as our chairman since September 2000. Mr. Nagel has served as the president and chief executive officer of PalmSource, Inc., a software company, since September 2001. Prior to joining PalmSource, Mr. Nagel served as president and chief technology officer of AT&T Labs, a telecommunications company, from April 1996 to September 2001. Prior to joining AT&T, Mr. Nagel served as senior vice president at Apple Computer, a personal computer and peripheral company, from 1988 to 1996. Mr. Nagel serves as a member of the board of directors and a member of the compensation committee of Liberate Technologies, Inc., a software company. Mr. Nagel holds a B.A. in engineering, a master’s degree in engineering and a Ph.D. in experimental psychology from the University of California, Los Angeles. Mr. Nagel serves a member of the board of directors for palmSource, Inc. and Liberate Technologies, a software company, and is a member of the Board of Trustees of the UCLA Foundation.

Gregory K. Hinckley has served as one of our directors since April 2004. Mr. Hinckley has served as president of Mentor Graphics Corporation, an electronic design automation company, since March 2000. From January 1997 to March 2000, Mr. Hinckley served as executive vice president, chief operating officer and chief financial officer of Mentor Graphics. From November 1995 until January 1997, Mr. Hinckley served as senior vice president of VLSI Technology, Inc., a manufacturer of complex integrated circuits. Mr. Hinckley serves as a member of the board of directors and a member of the audit committee of Amkor Technology, Inc., a semiconductor contract manufacturing company, and as a member of the board of directors and a member of the audit committee and compliance committee of UNOVA, Inc., an industrial technologies company. Mr. Hinckley holds a B.A. in physics from Claremont McKenna College, a master’s degree in applied physics from the University of California, San Diego, and an MBA from Harvard Business School.

Timothy Lin has served as one of our directors since September 2000. Mr. Lin has served as president of Catalyst Venture Capital, a venture capital firm, since September 1996. In January 1990, Mr. Lin co-founded Champion Consulting Group, Inc., a venture capital fund management company, and served as its executive vice president until August 1996. Mr. Lin holds a B.S. in electro-physics from National Chial Tung University and an MBA from National Cheng-Chi University.

Ronald J. Smith has served as one of our directors since April 2004. Dr. Smith has served as senior vice president since January 2001, and vice president of the Wireless Communications and Computing Group, of Intel Corporation, a semiconductor company, from March 1996 to January 2001. Dr. Smith has also served as a director for Integrated Device Technology, Inc., a semiconductor company, since April 2004. Dr. Smith received a B.A. degree in physics from Gettysburg College and a M.S. and Ph.D. in physics from the University of Minnesota.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than three nor more than five members. We currently have authorized three directors. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors will include , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will include , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will include , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of the board of directors may delay or prevent a change in control of ArcSoft or in our management.

Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as is necessary to discharge their duties.

There are no family relationships among any of our directors or executive officers.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Upon completion of this offering, the audit committee will consist of at least three directors, each of whom will be a non-management member of our board of directors and at least one of whom will be audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. Upon completion of this offering, the compensation committee will consist of at least three directors, each of whom will be a non-management member of our board of directors. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Upon completion of this offering, the nominating and governance committee will consist of at least three directors, each of whom will be a non-management member of our board of directors. We believe that the composition of our nominating and governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee will comply with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

Each outside member of our board of directors receives an annual cash retainer fee of $34,000 and an additional $             for each committee meeting attended. In addition, each committee chair receives an annual retainer of $            . We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive and have received stock options under our 2000 stock plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant. The following non-employee directors have received stock options under our 2000 stock plan as follows:

Name	Number Of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
Gregory K. Hinckley	40,000	$2.00	7/10/04
David C. Nagel	150,000	$0.50	10/20/00
Ronald J. Smith	40,000	$2.00	7/10/04

Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2004 stock incentive plan. An outside director will be automatically granted an initial option to purchase              shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase                     shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors who have received an initial option under either of our stock option plans shall vest and become exercisable ratably over 48 months and to the other outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change in control. See “Employee benefit plans — 2004 Stock Incentive Plan.”

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table summarizes all compensation paid to our Chief Executive Officer and to our other most highly compensated executive officer who was the only executive officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during the fiscal year ended June 30, 2004. We refer to these officers as our named executive officers.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Title	Salary($)	Bonus($)	Other($)		Shares Underlying Options(#)
Hui (Michael) Deng President and Chief Executive Officer	$250,000	$100,000	—		—

Todd J. Rumaner Senior Vice President and Chief Operating Officer	200,000	155,000	$6,000	(1)	140,000

(1)	Consists of payments made pursuant to a car allowance.

Alfred V. Larrenaga became our Senior Vice President and Chief Financial Officer in March 2004. Mr. Larrenaga’s salary for fiscal 2004 on an annualized basis was $200,000. In August 2004, Mr. Rumaner received a bonus of $110,000 for extraordinary services to the Company to date.

Stock Options

The following tables set forth certain information for the fiscal year ended June 30, 2004 with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above. The percentage of total options granted is based on an aggregate of 947,800 options granted in fiscal 2004.

Option Grants in Fiscal 2004

	Individual Grants
Name	Number of Shares Underlying Options Granted(#)	Individual Grants % of Total Options Granted to Employees in Fiscal 2004	Exercise price Per Share($)(1)	Expiration Date(2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(3)
					5%		10%
Hui (Michael) Deng	—	—	—	—		—		—
Todd J. Rumaner	140,000	14.8%	$2.00	4/15/14	$		$

(1)	The exercise price for each grant is equal to 100% of the fair market value of our common stock on the date of grant as determined by our Board of Directors.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the mid-point of the initial public offering price range of $ per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in Fiscal 2004 and Year-End Option Values

The following table assumes a per-share fair market value equal to $            , the mid-point of the estimated initial public offering price range.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Hui (Michael) Deng	80,000		1,019,116	467,469	$	$
Todd J. Rumaner	—	—	225,000	515,000

Employee Benefit Plans

1997 Stock Plan

Our board of directors and stockholders adopted our 1997 Stock Plan in January 1997 and December 1997, respectively. A total of 3,500,000 shares of common stock were originally reserved for issuance under the 1997 Stock Plan. On September 16, 2000, our board of directors discontinued grants under our 1997 Stock Plan. As of June 30, 2004, we had issued 762,650 shares of common stock upon the exercise of options granted under the 1997 Stock Plan. There are no outstanding options to purchase shares of common stock and no shares remain available for grant under the 1997 Stock Plan.

2000 Stock Plan

Our board of directors and stockholders adopted our 2000 Stock Plan in May 2000. A total of 5,000,000 shares of common stock were reserved for issuance under the 2000 Stock Plan. Effective upon the closing of this offering, our board of directors will discontinue grants under our 2000 Stock Plan as to future grants. However, options outstanding under the 2000 Stock Plan will continue to be governed by the terms of the 2000 Stock Plan.

As of June 30, 2004, we had issued 148,124 shares of common stock upon the exercise of options granted under the 2000 Stock Plan, and we had outstanding options to purchase 4,187,547 shares of common stock at a weighted average exercise price of $1.49 per share. Effective upon the closing of this offering, no shares will be available for grant under the 2000 Stock Plan.

2004 Stock Incentive Plan

General.    Our 2004 stock incentive plan was adopted by our board of directors in                     2004, and subject to stockholder approval, will become effective upon the completion of this offering.

Administration.     The 2004 stock incentive plan will be administered by our compensation committee. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required or desirable.

Authorized Shares.                    shares of common stock have been authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants or stock appreciation rights for more than                      shares total in any calendar year, or for more than shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	shares;

•	% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

Plan Features.    Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to % of the shares one year after the date of grant and as to of the shares each month thereafter.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors who have received an initial option under either of our stock option plans shall vest and become exercisable ratably over 48 months and to the other outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity. Stock options automatically granted to outside directors fully vest if we merge with or into another corporation.

•	The plan terminates 10 years after its initial adoption, unless earlier terminated by the board. Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

The number of shares or other benefits granted under the 2004 stock incentive plan may be subject to the attainment of performance goals.

2004 Employee Stock Purchase Plan

General.    Subject to stockholder approval, the board of directors adopted our 2004 employee stock purchase plan in                     2004, to be effective on completion of this offering. A total of                      shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2005 through 2013 by the lesser of:

•	shares;

•	% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

Administration.    Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by the board of directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is                      shares.

Offering and Participation Periods.    The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning on                  and                  of each year except as otherwise determined by our board of directors. The board of directors will establish purchase periods for our 2004 employee stock purchase plan, none of which will exceed six months. During each purchase period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end on                     , 2005. The initial purchase period is expected to begin on the date of this offering and end on                     , 2004.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the offering period or on the last day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

401(k) Plan

In December 1997, we adopted a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k)

plan. The 401(k) plan permits, but does not require, that we provide additional matching contributions to the 40l(k) plan on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.

Employment Agreements and Change in Control Arrangements

Hui (Michael) Deng

General.    On January 1, 1998, Dr. Deng entered into an employment agreement with us to serve as our President and Chief Executive Officer, which agreement was amended and restated effective July 1, 2002. Under the terms of the agreement, as amended and restated, we agreed to pay Dr. Deng an annual salary of $250,000 for a period of four years, ending on June 30, 2006, to be increased each year subject to annual review by our board of directors and in light of our performance and financial situation. We also gave Dr. Deng the opportunity to earn an incentive bonus of up to 40% of his base salary for each fiscal year, which is not subject to the discretion of our board of directors.

Options.    On March 5, 2003, we granted Dr. Deng an option to purchase 1,246,585 shares of common stock at an exercise price of $1.65 per share. Of those shares, 50% vested immediately and 12.5% will vest on every June 30, 2003 through 2006.

Termination.    The agreement further provides that Dr. Deng’s employment relationship with us may be terminated (1) by us without cause upon notice to Dr. Deng; (2) by us with cause at any time; or (3) by Dr. Deng with good reason, 180 days after written notice of cause is provided to us; or (4) by Dr. Deng without any good reason at any time with notice to us. If we terminate Dr. Deng’s employment without cause, or if Dr. Deng voluntarily terminates his employment with us for good reason, under the terms of his agreement, Dr. Deng is entitled to receive a lump sum payment from us equal to (1) four years of his base salary, as adjusted pursuant to any authorization by our board of directors, plus (2) any incentive bonus earned by Dr. Deng in the year in which termination occurs, prorated to the date of termination, plus (3) any unreimbursed expenses accruing to the date of termination. Dr. Deng’s stock option will become fully vested and exercisable within 24 months from the date of termination. If Dr. Deng voluntarily terminates his employment with us without good reason, we must make a lump sum payment to Dr. Deng equal to (1) the greater of two years worth of base salary or the salary owed to him for the remaining term of his employment contract, plus (2) any incentive bonus earned by Dr. Deng in the year in which termination occurs, prorated to the date of termination, plus (3) any unreimbursed expenses accruing to the date of termination. In addition, 50% of Dr. Deng’s stock option will become fully vested and exercisable within 12 months from the date of termination.

Change of Control.    Pursuant to Dr. Deng’s employment agreement, upon a change of control Dr. Deng shall have the right to terminate his employment contract and receive (1) a single lump sum payment equal to the greater of two years worth of his base salary, as adjusted pursuant to any authorization by our board of directors or the salary owed to him for the remaining term of his employment contract, plus (2) 50% of his remaining unvested shares shall be immediately vested and exercisable for 12 months and any forfeiture provisions shall lapse immediately and (3) any earned but unpaid bonus. Upon a change of control, Dr. Deng shall have the right to terminate his employment contract if we are not able to obtain a comparable position with the surviving or new company or if the company does not assume the employment agreement in its entirety. If Dr. Deng terminates his employment upon those terms, he shall receive (1) a single lump sum payment equal to four years of his base salary, as adjusted pursuant to any authorization by our board of directors, plus (2) acceleration of the vesting and exercisability for 24 months from the date of termination of all unvested and unexercised stock options under the employment agreement or granted to him thereafter and the lapse of any forfeiture provisions, plus (3) any earned but unpaid bonus for the preceding fiscal year and bonus for the current fiscal year and (4) financial aid to subsidize the exercise of any exercisable option.

Todd J. Rumaner

On November 14, 2002, Mr. Rumaner entered into an employment agreement with us to serve as our senior vice president, sales and marketing. Under the terms of the agreement, we agreed to pay Mr. Rumaner an annual salary of $200,000 for a period of four years, ending on November 15, 2006, to be reviewed annually by our chief executive officer and may be adjusted in light of our performance and financial situation. The agreement provides for a signing bonus of $20,000 to be paid to Mr. Rumaner five days after starting with ArcSoft and an incentive bonus of $200,000 to be paid in equal quarterly installments over the first eight quarters of Mr. Rumaner’s employment with us. The agreement also provides that after the payment of the initial incentive bonus, future bonuses would be reviewed annually by our chief executive officer. In connection with this agreement, on March 5, 2003, we granted Mr. Rumaner an option to purchase up to 600,000 shares of common stock at an exercise price of $1.50 per share. The shares subject to the option vest with respect to 25% of the shares on the first anniversary of his employment with us, and thereafter in equal quarterly installments for 12 quarters. Pursuant to the terms of the agreement, Mr. Rumaner will be entitled to receive certain additional benefits, including an insurance policy for which we pay the monthly premiums. If we terminate Mr. Rumaner’s employment without cause, Mr. Rumaner is entitled to receive 12 additional months of his base salary, paid semi-monthly. Finally, the agreement provides for the reimbursement of up to $40,000 in relocation costs paid by Mr. Rumaner.

Alfred V. Larrenaga

On March 30, 2004, Mr. Larrenaga entered into an employment agreement with us to serve as our senior vice president and chief financial officer. Under the terms of the agreement, we agreed to pay Mr. Larrenaga an annual salary of $200,000 for a period of four years, ending March 29, 2008, to be reviewed annually by our chief executive officer or compensation committee and may be adjusted in light of our performance and financial situation. Mr. Larrenaga has an opportunity to earn an incentive bonus of up to 30% of his base salary for each fiscal year upon achievement of certain performance milestones established for each fiscal year. In connection with this agreement, we granted Mr. Larrenaga an option to purchase up to 180,000 shares of common stock at an exercise price of $2.00 per share. The shares subject to the option vest with respect to 25% of the shares on the first anniversary of his employment with us, and thereafter in equal quarterly installments from 2005 to 2008 during his continued employment with us. Pursuant to the terms of the agreement, Mr. Larrenaga is also entitled to receive certain additional benefits, including an insurance policy for which we pay the monthly premiums. If Mr. Larrenaga’s employment is terminated by us without cause or by him for good reason, Mr. Larrenaga is entitled to receive, among other things, a lump sum payment of up to 12 additional months of his base salary.

Indemnification Agreements and Director and Officer Insurance

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Capital Stock — Limitation of Liability and Indemnification Matters.”

RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described in “Management,” and the transactions described below, since December 2002 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

Transactions with Management and 5% Stockholders

In December 2002, we borrowed $1,500,000 from Mr. Xu-Sheng Zhang, the brother-in-law of our president and chief executive officer, Mr. Hui (Michael) Deng. The promissory note bears an interest rate of 20% per annum. We repaid the outstanding balance due under the promissory note in August 2004.

Matsushita-Kotobuki Electronics, Ltd., which owns approximately 5.1% of our outstanding stock, is one of our largest customers. During fiscal 2004, sales to Matsushita-Kotobuki Electronics, Ltd. total approximately $2,500,000 or approximately 11.2% of our total revenue.

In December 2002 and 2003, we made two loans to Hui (Michael) Deng, our chief executive officer, in connection with the exercise of stock options. The loans were made pursuant to two secured full recourse promissory notes in the principal amounts of $44,000 each, with interest at a rate of 5% and 4% per year. The largest aggregate amount outstanding under these notes was $88,000 in fiscal 2004. These notes were repaid in April 2004.

Indebtedness of Management

In October 2003, we lent Todd Rumaner, our senior vice president and chief operating officer, $94,000 in connection with the exercise of stock options. The promissory note bears interest at a rate of 4% per annum on the unpaid balance with the interest to be accumulated unless deducted from Mr. Rumaner’s salary. The principal of the note will be due and payable upon the termination of Mr. Rumaner’s employment with us, a change in control as a result of a merger, acquisition or other change in control in which we are not the surviving entity or we have less than 50% of the voting shares of the surviving entity or upon completion of an initial public offering. The largest aggregate amount outstanding under the promissory note was approximately $96,634 in fiscal 2004. This loan and all accrued interest were repaid in August 2004.

Registration Rights

We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the automatic conversion of their convertible preferred stock upon completion of this offering. For additional information, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements and Director and Officer Insurance

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of June 30, 2004 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o ArcSoft, Inc., 46601 Fremont Boulevard, Fremont, California 94538.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 26,300,399 shares of common stock outstanding on June 30, 2004, which assumes the conversion of all outstanding shares of preferred stock and exercise of all outstanding warrants and does not include the conversion of all outstanding promissory notes and accrued interest as of                 , 2004 into shares of common stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
Pacific One International Ltd.(1)	3,440,000	13.1%	%
Sam (Juneng) Zheng(2)	3,220,000	12.2
Pacific Smile Limited(3)	1,750,000	6.7
Matsushita-Kotobuki Electronics, Ltd.(4)	1,333,333	5.1
Moon-Yee Wang(5)	1,320,000	5.0

Directors and Executive Officers:
Hui (Michael) Deng(6)	5,034,939	18.3
Todd J. Rumaner(7)	406,500	1.5
Gregory K. Hinckley	—	*
Timothy C. Lin(8)	272,727	1.0
David C. Nagel(9)	150,000	*
Ronald J. Smith	—	*
All directors and executive officers as a group (7 persons)(10)	5,864,166	21.0%	%

*	Represents beneficial ownership of less than 1%.

(1)	Principal address is No. 27, Alley 12, Lane 194, Kao Fong Road, Hsin Chu, Taiwan. Rise Resources Ltd. is the sole shareholder of Pacific One International Ltd. Mr. Chu-Rin Lin, the managing director of Rise Resources Ltd., holds voting and dispositive power over the shares held by Pacific One International Ltd.

(2)	Principal address is 44912 Lynx Drive, Fremont, California 94539. Includes 120,000 shares held in trust for Mr. Zheng’s minor children.

(3)	Principal address is Room 1101-1105, 11/F Grand Centre, 8 Hampheys Ave. T.S.T., Kowloon, Hong Kong. Mr. Tung Wun Liu, the managing director of Pacific Smile Limited, holds voting and dispositive power over the shares held by Pacific Smile Limited.

(4)	Principal address is 2131-1 Minamigata, Kawauchi-cho, Onsen, Ehime, 791-0395, Japan. Matsushita Electric Industry Co., Ltd. is the majority shareholder of Matsushita-Kotobuki Electronics, Ltd. Mr. Yoichi Morishita is the chairman of the board of Matsushita Electric Industry Co., Ltd. and has voting and dispositive power over the shares held by Matsushita-Kotobuki Electronics, Ltd.

(5)	Principal address is 48866 Green Valley Road, Fremont, California 94539.

(6)	Includes 1,174,939 shares subject to options exercisable within 60 days of June 30, 2004 and 40,000 shares held in trust for Dr. Deng’s minor children.

(7)	Includes 262,500 shares subject to options exercisable within 60 days of June 30, 2004.

(8)	Represents 272,727 shares held by Alliance III Venture Capital Corporation. Mr. Lin is the president of Alliance III Venture Capital Corporation and holds voting and dispositive power over these shares.

(9)	Represents 150,000 shares subject to options exercisable within 60 days of June 30, 2004.

(10)	Includes 1,587,439 shares subject to options exercisable within 60 days of June 30, 2004.

DESCRIPTION OF CAPITAL STOCK

General

When this offering is completed and our restated certificate of incorporation has been filed, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $.0001 per share and 5,000,000 shares of preferred stock, par value $.0001 per share. The following information assumes the filing of our restated certificate of incorporation and the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

As of June 30, 2004, there were 26,300,399 shares of common stock outstanding held by approximately 110 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock and the exercise of all outstanding warrants and does not include the conversion of all outstanding promissory notes and accrued interest as of                     , 2004 into shares of common stock upon completion of this offering. The shares of common stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and non-assessable.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, each outstanding share of our preferred stock will be converted into one share of common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2004, we had warrants to purchase 60,000 shares of series B preferred stock at an exercise price of $1.50. Warrants to purchase 20,000 shares expire upon the earlier of (a) January 31, 2011, (b) the merger of ArcSoft or the sale of substantially all of our assets, or (c) the closing of our initial offering of common stock to the public. Warrants to purchase 40,000 shares expire upon the earlier of (a) July 15, 2005, (b) the merger of ArcSoft or the sale of substantially all of our assets or (c) the closing of our initial public offering of common stock to the public.

Convertible Promissory Notes

In April and June 2004, we issued a total of approximately $2.8 million in principal amount of convertible promissory notes to Zoran. In addition, we are entitled to borrow up to an additional $1.2 million from Zoran in two equal installments based on the completion of certain software development milestones. The notes accrue interest at a rate of 5.0% per annum and are due and payable on March 31, 2006, if not converted. If outstanding, the convertible promissory notes and accrued interest will convert, at the election of the holder, into (a) shares of our common stock in connection with this offering at a discount to the offering price or (b) shares of our series B preferred stock in the event that this offering has not been completed prior to the earlier of September 1, 2005 or five days before we are acquired. The discount to the initial public offering price at which the convertible promissory notes and accrued interest will convert into shares of common stock is initially 30% and increases on October 1, 2004, November 1, 2004 and December 1, 2004, up to a maximum of 50%, if this offering has not been completed prior to those dates. In the event we complete an equity financing, other than our initial public offering, the holder may elect to have the amounts outstanding under the notes, plus accrued interest, convert into shares of stock sold in the financing at a 20% discount. In addition, in the event that we do not complete our initial public offering prior to September 1, 2005, or in the event of a change in control of ArcSoft, the amounts outstanding under the notes, plus accrued interest, can be converted into shares of our series B preferred stock at a price of $1.50 per share.

Registration Rights

Holders of 5,559,392 shares of common stock issuable upon conversion of our series A and B preferred stock, including shares of series B preferred stock issuable upon exercise of outstanding warrants, and the shares of series B preferred stock of common stock issuable pursuant to outstanding convertible promissory notes may require us to register their shares under the Securities Act. We must register these shares:

•	one time if we receive a written request, but only if such request is six months after the date of this prospectus and the aggregate offering amount is at least $10.0 million;

•	if we are eligible to use a short form registration statement (such as Form S-3 under the Securities Act), on such a short form registration statement, but no more than once during any 12-month period and only if the aggregate offering amount is at least $1.0 million; or

•	if we register our own securities or those of another securityholder, but if requested by the underwriters to decrease the number of shares registered by the other securityholder, we can reduce the number of shares included in the registration statement.

Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts and commissions, related to any registration. These registration rights terminate 5 years after this offering is completed.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq National Market Listing Symbol

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “ARCT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding              shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701 described below, the restricted securities will be available for sale in the public market as follows:

•	shares will be eligible for sale prior to 180 days after the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701; and

•	shares will be eligible for sale at various times thereafter.

Lock-up Agreements

Our directors, executive officers and most of our stockholders, who collectively hold an aggregate of                  shares of common stock, have agreed that they will not sell any common stock owned by them without the prior written consent of RBC Capital Markets for a period of 180 days from the date of this prospectus. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period, if not extend pursuant its terms,                      shares of our common stock outstanding after this offering will become available for sale. Pursuant to the terms of the lock-up agreement with RBC Capital Markets Corporation, if (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us; or (b) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by the lock-up agreement will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.             shares will qualify as “Rule 144(k) shares” within 180 days after the date of this prospectus.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

We intend to file a registration statement under the Securities Act covering approximately shares of common stock reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of approximately 5,559,392 shares of common stock issuable upon conversion of our series A and B preferred stock, including shares of series B preferred stock issuable upon exercise of outstanding warrants, and the shares of series B preferred stock of common stock issuable pursuant to outstanding convertible promissory notes will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 2000 stock plan and shares reserved for future issuance under our 2004 stock incentive plan and our 2004 employee stock purchase plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up agreements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 2000 stock plan as of June 30, 2004 and the number of shares reserved for issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan, this registration statement would cover approximately              shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. RBC Capital Markets Corporation, Needham & Company, Inc. and A.G. Edwards & Sons, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
RBC Capital Markets Corporation
Needham & Company, Inc.
A.G. Edwards & Sons, Inc.

Total

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional                      shares at the public offering price less the underwriting discounts and commissions. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares.

	No Exercise	Full Exercise
Per share	$	$
Total

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                    . Expenses include the Securities and Exchange Commission and NASD filing fees, Nasdaq National Market listing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                     per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                     per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Our company and each of our directors, executive officers and substantially all of our current stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 180 days after the date of this prospectus, or such later date, if such lock-up period is extended pursuant to its terms, without the prior written consent of RBC

Capital Markets Corporation. Although it has advised us that it has no current intent or understanding to do so, RBC Capital Markets Corporation, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock-up period. Pursuant to the terms of the lock-up agreement, if (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period, the we issue an earnings release or material news or a material event relating to us; or (b) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by the lock-up agreement will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

At our request, certain of the underwriters have reserved for sale, at the public offering price, up to              shares of our common stock being offered for sale to some of our directors, officers, employees and business affiliates. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings, the present state of our development and our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

We have applied for quotation on the Nasdaq National Market under the symbol “ARCT.”

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Selected legal matters relating to the offering will be passed upon for the underwriters by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of June 30, 2003 and 2004, and for each of the three years in the period ended June 30, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC.

ARCSOFT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

    ArcSoft, Inc.:

We have audited the accompanying consolidated balance sheets of ArcSoft, Inc. and its subsidiaries (the “Company”) as of June 30, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcSoft, Inc. and its subsidiaries as of June 30, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

August 12, 2004

ARCSOFT, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30,		Pro Forma June 30, 2004
	2003	2004
			(Note 1)
			(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$1,949	$2,732
Accounts receivable, net	1,431	1,760
Prepaid expenses and other current assets	388	593

Total current assets	3,768	5,085

Property and equipment, net	1,419	932
Goodwill	585	585
Intangible asset	—	900
Other assets	468	1,035

Total assets	$6,240	$8,537

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$887	$1,093
Accrued expenses and other liabilities	1,896	1,538
Deferred revenue	1,911	1,745
Note payable to related party	1,500	1,150
Current portion of capital lease obligations	86	92

Total current liabilities	6,280	5,618

Deferred revenue	—	261
Convertible notes payable and accrued interest	—	1,961
Capital lease obligations	105	88

Total liabilities	6,385	7,928

Commitments and contingencies (Notes 5 and 13)

Stockholders’ equity (deficit):
Convertible preferred stock; 10,000,000 shares authorized;
Series A; no par value; 2,000,000 shares designated; 1,832,726 shares outstanding in 2003, 2004 and none pro forma; liquidation preference of $2,016 in 2003, 2004 and none pro forma	2,016	2,016	$—
Series B; no par value; 4,000,000 shares designated; shares issued and outstanding: 3,666,666 in 2003, 2004 and none pro forma; liquidation preference of $5,500 in 2003, 2004 and none pro forma	5,739	6,672
Common stock; no par value; 100,000,000 shares authorized; issued and outstanding: 20,489,633 in 2003, 20,741,007 in 2004 and 26,240,399 pro forma	3,815	4,129	12,817
Note receivable from stockholder	(45)	—	—
Deferred stock compensation	(286)	(288)	(288)
Accumulated deficit	(11,374)	(11,910)	(11,910)
Accumulated other comprehensive loss	(10)	(10)	(10)

Total stockholders’ equity (deficit)	(145)	609	609

Total liabilities and stockholders’ equity (deficit)	$6,240	$8,537	$8,537

See notes to consolidated financial statements.

ARCSOFT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended June 30,
	2002	2003	2004
Revenue:
Product revenue	$13,360	$14,574	$19,043
Internet services revenue	5,580	4,252	3,044

Total revenue	18,940	18,826	22,087

Costs and expenses:
Cost of product revenue	1,717	2,388	3,932
Cost of internet services revenue	2,868	2,744	1,877
Engineering and development	6,606	6,630	6,811
Selling and marketing	5,902	4,927	6,067
General and administrative	5,761	3,034	3,030

Total costs and expenses	22,854	19,723	21,717

Income (loss) from operations	(3,914)	(897)	370

Other income (expense):
Interest income	73	17	14
Interest expense on beneficial conversion feature of convertible notes payable	—	—	(69)
Interest expense and other, net	(61)	(454)	(112)

Total other income (expense), net	12	(437)	(167)

Income (loss) before income taxes and minority interest	(3,902)	(1,334)	203

Provision for income taxes	539	574	739

Loss before minority interest	(4,441)	(1,908)	(536)

Minority interest in losses of affiliate	(190)	—	—

Net loss	$(4,251)	$(1,908)	$(536)

Basic and diluted net loss per share:	$(0.21)	$(0.09)	$(0.02)

Shares used in computing basic and diluted net loss per share:	20,139	21,772	21,961

Pro forma basic and diluted net loss per share (unaudited):			$(0.02)

Shares used in computing pro forma basic and diluted net loss per share (unaudited):			26,085

See notes to consolidated financial statements.

ARCSOFT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

(In thousands, except share amounts)

	Convertible Preferred Stock						Note Receivable From Stockholder	Deferred Stock Compen- sation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stock- holders’ Equity (Deficit)	Compre- hensive Income (Loss)
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, June 30, 2001	1,832,726	$2,016	3,666,666	$5,690	19,908,833	$3,073	$—	$(488)	$(5,215)	$—	$5,076
Exercise of stock options	—	—	—	—	360,050	90	(38)	—	—	—	52
Repayment on notes receivable from stockholder	—	—	—	—	—	—	11	—	—	—	11
Deferred stock compensation	—	—	—	—	—	191	—	(191)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	177	—	—	177
Remeasurement of employee stock compensation	—	—	—	—	—	302	—	—	—	—	302
Stock-based compensation to nonemployees for services	—	—	—	—	—	120	—	—	—	—	120
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	11	11	$11
Net loss	—	—	—	—	—	—	—	—	(4,251)	—	(4,251)	(4,251)

Comprehensive loss												$(4,240)

BALANCES, June 30, 2002	1,832,726	2,016	3,666,666	5,690	20,268,883	3,776	(27)	(502)	(9,466)	11	1,498
Issuance of warrants on note payable	—	—	—	49	—	—	—	—	—	—	49
Exercise of employee stock options	—	—	—	—	220,750	110	(44)	—	—	—	66
Repayment on notes receivable from stockholder	—	—	—	—	—	—	26	—	—	—	26
Deferred stock compensation, net of cancellations	—	—	—	—	—	(125)	—	125	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	91	—	—	91
Stock-based compensation to nonemployees for services	—	—	—	—	—	54	—	—	—	—	54
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(21)	(21)	$(21)
Net loss	—	—	—	—	—	—	—	—	(1,908)	—	(1,908)	(1,908)

Comprehensive loss												$(1,929)

BALANCES, June 30, 2003	1,832,726	2,016	3,666,666	5,739	20,489,633	3,815	(45)	(286)	(11,374)	(10)	(145)
Beneficial conversion feature of convertible notes payable	—	—	—	933	—	—	—	—	—	—	933
Exercise of employee stock options	—	—	—	—	251,374	180	(44)	—	—	—	136
Repayment on notes receivable from stockholder	—	—	—	—	—	—	89	—	—	—	89
Deferred stock compensation, net of cancellations	—	—	—	—	—	112	—	(112)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	110	—	—	110
Stock-based compensation to nonemployees for services	—	—	—	—	—	22	—	—	—	—	22
Net loss	—	—	—	—	—	—	—	—	(536)	—	(536)	$(536)

Comprehensive loss												$(536)

BALANCES, June 30, 2004	1,832,726	$2,016	3,666,666	$6,672	20,741,007	$4,129	$—	$(288)	$(11,910)	$(10)	$609

See notes to consolidated financial statements.

ARCSOFT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,
	2002	2003	2004
Cash flows from operating activities:
Net loss	$(4,251)	$(1,908)	$(536)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,489	1,122	934
Minority interest	(190)	—	—
Loss on disposal of property and equipment	—	28	61
Interest expense on beneficial conversion feature of convertible notes payable	—	—	69
Warrant issued in connection with note payable	—	49	—
Stock-based compensation	599	145	132
Changes in operating assets and liabilities:
Accounts receivable	(3)	885	(329)
Prepaid expenses and other current assets	(413)	405	(203)
Other assets	(305)	(14)	(622)
Accounts payable	(57)	(21)	206
Accrued expenses and other liabilities	746	(10)	(333)
Deferred revenue	(660)	(1,508)	95

Net cash used in operating activities	(3,045)	(827)	(526)

Cash flows from investing activities:
Repayment of notes receivable from stockholder	11	26	89
Purchase of minority interest in subsidiary	(850)	—	—
Purchase of intangible asset	—	—	(900)
Purchases of property and equipment	(1,254)	(348)	(419)
Proceeds from sales of property and equipment	—	—	58

Net cash used in investing activities	(2,093)	(322)	(1,172)

Cash flows from financing activities:
Exercise of stock options	53	67	136
Proceeds from note payable to related party	—	1,500	—
Proceeds from convertible notes payable	—	—	2,800
Proceeds from note payable	—	2,000	—
Repayment of note payable to related party	—	—	(350)
Repayment of note payable	—	(2,000)	—
Repayments of capital lease obligations	(220)	(247)	(105)

Net cash provided by (used in) financing activities	(167)	1,320	2,481

Effect of exchange rates on cash and cash equivalents	10	(22)	—

Net increase (decrease) in cash and cash equivalents	(5,295)	149	783

Cash and cash equivalents, beginning of year	7,095	1,800	1,949

Cash and cash equivalents, end of year	$1,800	$1,949	$2,732

Supplemental disclosure of cash flow information:
Cash paid for interest	$53	$372	$324

Cash paid for income taxes	$538	$424	$756

Supplemental disclosure of noncash investing and financing activities:
Equipment acquired under capital leases	$50	$138	$93

Beneficial conversion feature of convertible notes payable	$—	$—	$933

Deferred stock compensation, net of cancellations	$191	$(125)	$112

Exercise of stock options with notes receivable	$38	$44	$44

See notes to consolidated financial statements.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2002, 2003 and 2004

1.    Description of Business and Significant Accounting Policies

Business — ArcSoft, Inc. (“the Company”) was founded in 1994 and is based in Fremont, California. The Company designs, develops, manufactures and licenses digital imaging software to original equipment manufacturers (OEMs) of digital imaging equipment and to individual end users. Beginning in 2001, the Company began developing and licensing digital imaging software designed for the creation of business graphics, consumer photo editing, multimedia and internet publishing to communications service providers, internet service providers and other wireless service providers. In addition, in 2001, as an extension of its relationships with certain OEMs and communications service providers, the Company began designing, developing and managing websites that promote its customers’ products and the Company’s software.

In August 1998, the Company entered into an agreement to form a joint venture, ArcSoft Hangzhou Co. Ltd. (ArcSoft Hangzhou), formerly known as ZDQ Software Development Company, in Zhejiang, China, by investing $300,000 for a 60% controlling interest. In April 2001, the Company contributed an additional $300,000 to ArcSoft Hangzhou in order to maintain its 60% controlling interest in the subsidiary. On October 26, 2001, the Company finalized its purchase of the remaining 40% minority interest in ArcSoft Hangzhou from the minority stockholder for $850,000, a People’s Republic of China company.

In fiscal 2002, the Company formed ArcSoft KK, a wholly owned subsidiary located in Tokyo, Japan; ArcSoft Taiwan, a wholly owned subsidiary located in Taipei, Taiwan; ArcSoft Technology (Beijing) Company, Ltd., and ArcSoft (Beijing) Information Technology Company, Ltd., wholly owned subsidiaries located in Beijing, China. In fiscal 2003, the Company formed ArcSoft Shanghai, a wholly owned subsidiary located in Shanghai, China and, in fiscal 2004, formed ArcSoft Shanghai Company, Ltd., a wholly owned subsidiary located in Shanghai, China and ArcSoft Europe, a wholly owned subsidiary located in London, England.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of ArcSoft, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties — The Company operates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future consolidated financial position, results of operations and cash flows: ability to develop and introduce new products and new product enhancements rapidly and successfully; ability to obtain additional financing; adverse changes in domestic and international business, economic and/or political conditions or regulations; fundamental changes in the technology underlying the Company’s software products; market acceptance of the Company’s products under development; loss of significant customers; changes in the overall demand for products offered by the Company; changes in certain strategic relationships or customer relationships; successful and timely completion of product development efforts;

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

competitive pressures in the form of new product introductions by competitors or price reductions on current products; changes in the mix of product and internet services revenue; development of sales channels; litigation or other claims against the Company based on intellectual property, patent, product, regulatory or other factors; failure to adequately protect the Company’s intellectual property; and the hiring, training and retention of key employees.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include amounts held in bank demand accounts, highly liquid money market funds and certificates of deposit of high credit quality financial institutions. The carrying amount of money market funds and certificates of deposit approximates their fair value due to the short maturities of these instruments.

Concentrations of Credit Risk — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company’s policy is to place its cash and cash equivalents on deposit in high credit quality instruments in financial institutions in the United States.

The Company primarily sells its products and services to OEMs and communications service providers in North America, Europe and Asia. The Company provides unsecured credit to its customers in the normal course of business and, to reduce credit risk, performs credit evaluations of its customers, and establishes and regularly reviews allowances for doubtful accounts on an ongoing basis.

Accounts receivable and the allowance for doubtful accounts for the years ended June 30, 2002, 2003 and 2004 consist of the following (in thousands):

	Years Ended June 30,
	2002	2003	2004
Accounts receivable, gross (end of the year)	$2,371	$1,473	$1,841

Allowance for doubtful accounts:
Balance at beginning of the year	192	55	42
Add: Charged to costs and expenses	535	49	67
Less: Deductions	(672)	(62)	(28)

Balance at end of the year	55	42	81

Accounts receivable, net (end of the year)	$2,316	$1,431	$1,760

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of two to seven years. Leasehold improvements and equipment under capital lease agreements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

Goodwill and Purchased Intangible Asset — Goodwill and identifiable intangibles are accounted for in accordance with SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

Assets. The Company recorded goodwill related to the acquisition of ArcSoft Hangzhou and evaluates for impairment on an annual basis, or sooner if events or changes in circumstances indicate that carrying values may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to their carrying amount to determine if a write-down to fair market value or discounted cash flow value is required. No impairment charge has been recorded in any of the periods presented.

Purchased intangible asset includes a license for certain rights to intellectual property (see Note 3), which is carried at cost and is expected to be amortized when such products are available for general release to customers.

Long-Lived Assets — The Company evaluates long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flow is expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the fair value compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Income Taxes — The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, and net operating loss and tax credit carryforwards measured by applying currently enacted tax laws. Valuation allowances are provided to reduce gross deferred tax assets to an amount that is more likely than not to be realized.

Product Warranty — The Company sells certain of its software products with warranties generally ranging up to thirty days. Historically, the costs of such warranties have not been significant.

Revenue Recognition — The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. The Company generates revenue from product licenses and internet services.

Product Revenue — The Company accounts for product revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended. Product revenue includes software license revenues generated from: (i) both unit based royalty and upfront fixed fee license arrangements with original equipment manufacturers (OEM) that incorporate the Company’s software products into their products; (ii) upfront non-recurring engineering (NRE) fees to incorporate software into certain OEM products; and (iii) sales of software licenses directly to retailers and end users. All software arrangements contain post delivery telephone support (PCS). The Company has not established vendor specific objective evidence (VSOE) of fair value for any elements within its software arrangements.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

PCS revenue is recognized together with the licensing fee on delivery of the software to the OEM, when the criteria of paragraph 59 of SOP 97-2 have been met. These criteria include arrangements where, PCS is included with the initial licensing fee, the Company has established a history of providing substantially all the telephone support within one year of the licensing or sale of the software, the estimated cost of providing PCS during the arrangement is insignificant and unspecified upgrades/enhancements offered during the term of the PCS arrangements have been and are expected to continue to be minimal and infrequent.

When the criteria of paragraph 59 of SOP 97-2 have not been met, product revenue is recognized as follows: (i) for unit based royalty sales to OEM, upon receipt of reports documenting product shipments by the OEM; and (ii) for upfront fixed fee and NRE arrangements with OEM, over the contract term, which approximates the expected PCS term.

Internet Services Revenue — Internet services revenue includes fees generated from the design, development, management and hosting of customer web sites that promote its customers’ products and the Company’s own software. In circumstances where the arrangement requires significant production, modification, or customization of the Company’s software, the Company recognizes revenue under the percentage of completion method as defined in AICPA SOP 81-1, Accounting for the Performance of Construction Type and Certain Production Type Contracts. Alternatively, where the arrangement does not require significant production, modification, or customization of the Company’s software, the Company accounts for these transactions in accordance with Emerging Issues Task Force Issue No. 00-3, Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, and as such, internet services revenue is recognized ratably over the term of the service arrangement.

Customer payments received in advance of meeting revenue recognition criteria are classified as deferred revenue in the accompanying consolidated balance sheets.

Engineering and Development — Engineering and development costs are expensed as incurred and include compensation and other direct and indirect expenses of personnel engaged in research, design, development and engineering projects.

Software Development Costs — Software development costs are accounted for in accordance with SFAS No. 86, Accounting for Computer Software to be Sold, Leased or Otherwise Marketed, under which capitalization of software development costs begins upon the establishment of technological feasibility of the product, which management defines as the development of a working model and further defines as the development of a beta version of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of cost or net realizable value. To date, software development costs that were eligible for capitalization have not been significant because the process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

Stock-based Compensation — The Company accounts for its employee stock option plans in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosures. The Company accounts for equity instruments issued to non-employees in accordance with the provision of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Connection with Selling, Goods, or Services, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are provided. Such expenses are measured using the value of the equity instruments issued, as this is more readily determinable than the fair value of the services received.

The Company amortizes deferred stock-based compensation ratably over the vesting periods of the stock options, generally four years, on a straight-line basis. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, the Company’s pro forma net loss and net loss per share would have been as follows (in thousands, except per share amounts):

	Years Ended June 30,
	2002	2003	2004
Net loss, as reported	$(4,251)	$(1,908)	$(536)
Add: total stock-based employee compensation included in reported net loss	599	145	132
Less: total stock-based compensation determined under the fair value method for all awards	(271)	(160)	(231)

Pro forma net loss	$(3,923)	$(1,923)	$(635)

Basic and diluted net loss per share, as reported:	$(0.21)	$(0.09)	$(0.02)

Pro forma basic and diluted net loss per share:	$(0.19)	$(0.09)	$(0.03)

Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. The Company used the minimum value method to estimate the fair value of options granted to employees. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company’s fair value calculation on stock-based awards to employees was estimated using following weighted average assumptions:

	Years Ended June 30,
	2002	2003	2004
Expected life (in years)	4	4	4
Risk-free interest rate	3.9%	2.4%	3.3%
Expected dividend	0%	0%	0%

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

Foreign Currency — The functional currency of the Company’s wholly owned foreign subsidiary, ArcSoft Hangzhou, is the U.S. dollar. For those subsidiaries whose books and records are not maintained in the functional currency, all monetary assets and liabilities are translated at the current exchange rate as of the balance sheet date, nonmonetary assets and liabilities are translated at historical exchange rates, and revenues and expenses are translated at average exchange rates in effect during the period. Transaction and remeasurement gains and losses were not significant for any of the periods presented.

The functional currencies of all other wholly-owned subsidiaries are the local foreign currencies and, accordingly, all assets and liabilities are translated at the current exchange rate as of the balance sheet date, and revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as components of other comprehensive income (loss).

Comprehensive Loss — In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports by major components and as a single total, the change in its net assets during the period from nonowner sources in a consolidated statement of comprehensive loss, which has been included with the consolidated statements of stockholders’ equity.

Net Loss Per Share — Basic net loss per share (“EPS”) excludes the effects of dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, convertible preferred stock warrants and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive.

Unaudited Pro Forma Net Loss Per Share — Pro forma net loss per share, basic and diluted, is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of common shares outstanding for the period resulting from the assumed automatic conversion of all outstanding shares of convertible preferred stock occurring upon an initial public offering.

Unaudited Pro Forma Balance Sheet Information — The unaudited pro forma information in the accompanying consolidated balance sheet assumes the automatic conversion of the outstanding shares of convertible preferred stock into 5,499,392 shares of common stock resulting from the completion of an initial public offering as if it had actually occurred on June 30, 2004. Common shares to be issued in such an initial public offering and its related estimated net proceeds, as well as common shares to be issued upon conversion of the convertible notes payable, are excluded from the pro forma information.

Recently Issued Accounting Standards — In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally EITF Issue No. 94-3. The Company adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

recognized at the date of the Company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Company’s consolidated financial statements.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 effective June 30, 2003.

In December 2003, FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, and in December 2003, issued a revised interpretation of FIN 46 (“FIN 46-R”). FIN 46 requires certain variable interest entities (“VIEs”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

are variable interest entities for which the Company is the primary beneficiary. For all arrangements entered into after January 31, 2003, the Company is required to continue to apply FIN 46 through April 30, 2004. The Company is required to adopt the provisions of FIN 46-R for those arrangements on May 1, 2004. For arrangements entered into prior to February 1, 2003, the Company is required to adopt the provisions of FIN 46-R on May 1, 2004. The Company’s adoption of FIN 46-R did not have an impact on the financial position, results of operations or cash flows of the Company.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003, except for those provisions of SFAS No. 149 which related to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS No. 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. We do not believe that we have entered into any contracts that would fall within the scope of SFAS No. 149.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stock, and certain options and warrants. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and was effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of SFAS No. 150 did not have an impact on the Company’s consolidated financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB 104 updates portions of existing interpretive guidance consistent with current authoritative accounting auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.

In March 2004, the EITF reached a final consensus on Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of Issue 03-01 will not have an effect on our operating results or financial condition.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

2.    Property and Equipment

Property and equipment consists of the following (in thousands):

	June 30,
	2003	2004
Computers, software and equipment	$3,600	$3,203
Furniture and fixtures	183	198
Leasehold improvements	247	338

	4,030	3,739
Accumulated depreciation and amortization	(2,611)	(2,807)

Property and equipment, net	$1,419	$932

At June 30, 2003 and 2004, property and equipment includes equipment acquired under capital leases with a cost of approximately $344,000, and $275,000 and accumulated amortization of approximately, $232,000 and $122,000, respectively.

3.    Notes Payable

In July 2002, the Company borrowed €2,000,000 (approximately $2,000,000) under a promissory note carrying an interest rate of 20% per annum. The note was repaid in December 2002.

Note Payable to Related Party

On December 10, 2002, the Company borrowed $1,500,000 from a stockholder under a promissory note which bears an interest rate of 20% per annum. During the years ended June 30, 2003 and 2004, the Company paid interest of approximately $172,000 and $280,000, respectively, to this stockholder. During fiscal year 2004, the Company repaid $350,000 outstanding under the note payable and repaid the balance of $1,150,000 in August 2004 (see Note 14).

Convertible Notes Payable

In March 2004, the Company entered into a number of Agreements (Agreements) with an unrelated third party to acquire and develop certain technology for future sale and distribution, and has agreed to complete the development of the product pursuant to terms of the Agreements. Pursuant to the Agreements, the Company acquired, for $900,000, a perpetual license for certain rights to the intellectual property developed by the third party, and will pay the third party royalties for future sales of the product. The cost of the license is recorded an intangible asset, and is expected to be amortized when such products are available for general release to customers, over the estimated life of the product based on the greater of the straight-line method or the ratio of product revenue in relation to total expected product revenue. In addition, the Company has granted a license to the third party for the sale and distribution of the product under which the third will pay the Company royalties for future sales of the products.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

As part of the Agreements discussed above, in April 2004, the Company borrowed $2,000,000 from the third party under a convertible note payable, and is entitled to borrow an additional $2,000,000 in three installments if certain software development milestones are met. In June 2004, the Company met such development milestones for the first installment, and received $800,000 under a convertible note. Amounts outstanding under the notes can be converted to common stock of the Company, if the Company closes an initial public offering (“IPO”), at conversion prices that are at a discount to the initial public offering price, which discounts range from a minimum of thirty (30%) to a maximum of fifty percent (50%), based on the closing date of the IPO. In the event that an IPO has not been completed prior to September 1, 2005, or five days prior to a change in control transaction, amounts outstanding under the note, plus accrued interest, are no longer convertible into common stock but can be converted into shares of Series B preferred stock at a price per share of $1.50. The notes bear interest at five percent (5%) per annum and are due and payable on March 31, 2006, if not converted.

In connection with the convertible notes payable, the Company recorded a $933,000 discount on notes payable for the beneficial conversion feature and an offsetting credit to preferred stock for the fair value of the preferred stock at the dates the notes were issued in excess of the $1.50 conversion price of the preferred stock. The Company is amortizing the discount on the convertible notes payable as interest expense using the effective interest method over the term of the convertible notes payable which amounted to $69,000 of additional interest expense during the fiscal year ended June 30, 2004.

The convertible notes payable and related accrued interest have been classified as noncurrent because they will either be converted into common or preferred stock, or repaid on March 31, 2006, if not converted.

4.    Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of (in thousands):

	June 30,
	2003	2004
Accrued compensation and related benefits	$390	$472
Taxes payable	315	299
Accrued settlements	590	250
Accrued professional fees	191	178
Other	410	339

Total accrued expenses and other liabilities	$1,896	$1,538

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

5.    Commitments and Contingencies

Leases

The Company leases facilities and certain equipment under noncancelable capital and operating leases. The Company leases its primary facilities under a noncancelable operating lease that expires in June 2009. The Company also leases office space in various foreign locations. Rent expense was approximately $936,000, $1,381,000 and $1,380,000 in the years ended June 30, 2002, 2003, and 2004, respectively. Future minimum lease payments under the Company’s capital and operating leases as of June 30, 2004 are as follows (in thousands):

Years Ending June 30,	Capital Leases	Operating Leases
2005	$110	$677
2006	76	402
2007	15	267
2008	5	275
2009	2	283

Future minimum lease payments	208	$1,904

Less amounts representing interest	(28)

Present value of future minimum lease payments	180
Less current portion of capital lease obligations	(92)

Capital lease obligations	$88

Licensing Agreements

During fiscal 2004, the Company entered into certain licensing arrangements, as a licensee, that provide for minimum annual royalty payments and additional royalty payments based on customers’ product sales over a specified amount. As of June 30, 2004, the Company was obligated under these licensing agreements to provide minimum royalty payments of $314,000 for the fiscal year ending 2005.

Contingencies

Under the indemnification provisions of the Company’s standard software license agreements, the Company agrees to defend the customer/licensee against certain third party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the customer/licensee. Except for the claim by The Massachusetts Institute of Technology and Electronics for Imaging (see Note 13), there have been no other claims under such indemnification provisions through June 30, 2004.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

6.    Stockholders’ Equity

At June 30, 2004, the Company was authorized to issue 10,000,000 shares of preferred stock, of which 1,832,726 Series A shares and 3,666,666 Series B shares were issued and outstanding.

Convertible Preferred Stock

Significant terms of the convertible preferred stock are as follows:

•	Voting Rights — Each share has a number of votes equal to the number of shares of common stock into which it is convertible.

•	Conversion Rights — Each share is convertible at any time, at the option of the holder, into one share of common stock, subject to adjustments for events of dilution. In addition, all shares will automatically convert into common stock upon the consummation of: (i) a public offering with aggregate proceeds of at least $25,000,000; (ii) a shares-for-shares merger or consolidation of the Company into or with another company or any other company reorganization in which the Company will not be the continuing or surviving entity; or (iii) at the election of the holders of at least a majority of the shares of convertible preferred stock, with respect to each series.

•	Dividend Rights — Series A and Series B convertible preferred stockholders are entitled to receive the same dividends as common stockholders on a noncumulative basis, when and if declared by the Company’s Board of Directors.

•	Liquidation Preference — In the event of a liquidation, dissolution or winding up of the Company, Series A and Series B convertible preferred stockholders are entitled to receive, prior and in preference to any distribution to common stockholders, $1.10 and $1.50 per share (subject to adjustments for events of dilution), respectively, plus any declared and unpaid dividends.

Convertible Preferred Stock Warrants

In January 2001, in connection with a modification of the existing operating lease for its corporate headquarters, the Company issued warrants to purchase 20,000 shares of Series B convertible preferred stock at a price of $1.50 per share. The warrants are exercisable at any time until expiration in January 2011 and remained outstanding at June 30, 2004. The $23,000 fair value of the warrants was determined based on the Black-Scholes option pricing model using the following weighted average assumptions: an expected life equal to the contractual life of ten years; 60% expected volatility; 5.3% risk-free interest rate; and no dividends during the expected life. The fair value is recorded as additional rent expense on a straight-line basis over the 46-month term of the operating lease.

In connection with the borrowing of the €2,000,000 note in July 2002, the Company issued a warrant for 40,000 shares of Series B convertible preferred stock at $60,000 with an exercise price of $1.50 per share, with a term of three years. This warrant remained outstanding at June 30, 2004. The Company determined the fair value of the warrants to be approximately $49,000, based on the Black-Scholes option

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

pricing model using the following weighted average assumptions: an expected life equal to the contractual life of three years; 60% volatility; 2.68% risk-free interest rate; and no dividends during the expected life. The fair value was recorded as additional interest expense over the term of the promissory note.

Common Stock

At June 30, 2004, the Company has reserved shares of common stock for issuance as follows:

Conversion of convertible preferred stock	5,499,392
Convertible preferred stock warrants	60,000
Issuance under stock option plans	4,851,876
Conversion of convertible notes payable and accrued interest (1)	2,910,000

13,321,268

(1)	Assumes principal on convertible notes payable of $4,000,000 and accrued interest as of March 31, 2006, the maturity date, and based on a conversion price of $1.50 per share.

Stock Option Plans

Under the Company’s 1997 Stock Option Plan (1997 Option Plan), which was terminated in 2000, the Company could grant options to purchase up to 3,500,000 shares of common stock to employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of fair market value at the date of grant for nonstatutory stock options. These options generally expired five years from the date of grant and were exercisable as they vested, generally over a four-year period. Upon termination of the 1997 Option Plan, the remaining share reserve was canceled and options outstanding under the plan remained outstanding and continued to be governed by their existing terms.

In 2000, the Company adopted the 2000 Stock Option Plan (2000 Option Plan). Under the 2000 Option Plan, 2,000,000 shares were initially reserved for issuance as option grants under terms comparable to those provided on options granted under the 1997 Option Plan except that options granted under the 2000 Option Plan expire ten years from the date of grant. In September 2000 and February 2004, stockholders approved the reserve of an additional 2,000,000 and 1,000,000 shares, respectively, for issuance under the 2000 Option Plan.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

Activity under the stock option plans is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balances, June 30, 2001 (2,169,787 exercisable at a weighted average exercise price of $0.47 per share)	4,406,550	$0.58
Granted (weighted average fair value of $0.52 per share)	960,100	1.82
Exercised	(360,050)	0.25
Canceled	(1,028,000)	0.94

Balances, June 30, 2002 (2,198,876 exercisable at a weighted average exercise price of $0.58 per share)	3,978,600	0.82
Granted (weighted average fair value of $0.25 per share)	2,226,585	1.61
Exercised	(220,750)	0.50
Canceled	(2,236,250)	0.74

Balances, June 30, 2003 (1,707,610 exercisable at a weighted average exercise price of $1.11 per share)	3,748,185	1.35
Granted (weighted average fair value of $0.38 per share)	947,800	1.84
Exercised	(251,374)	0.71
Canceled	(257,064)	1.64

Balances, June 30, 2004	4,187,547	$1.49

As of June 30, 2004, the Company had available 664,329 options for future issuance.

Additional information regarding options outstanding as of June 30, 2004 is as follows:

Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.50	503,750	6.15	$0.50	479,811	$0.50
$ 0.55	240,000	2.82	0.55	240,000	0.55
$ 1.00	143,250	6.92	1.00	102,965	1.00
$ 1.50	1,085,000	8.87	1.50	309,325	1.50
$ 1.65	1,246,585	3.68	1.65	779,116	1.65
$ 2.00	659,800	9.79	2.00	—	—
$ 2.25	309,162	7.59	2.25	188,487	2.25

	4,187,547	6.64	$1.49	2,099,704	$1.26

Remeasurement of Employee Stock Compensation

During 2002, the Company issued $38,400 of zero interest notes to two employees for the exercise of 160,000 fully vested stock options. In accordance with FASB Interpretation No. 44, Accounting for Certain

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

Transactions Involving Stock Compensation, the Company remeasured the stock options and recorded the intrinsic value, measured as the difference between the fair value of the note and the fair value of the underlying stock on the exercise date as stock compensation expense aggregating $301,000. Both loans have been repaid prior to June 30, 2003.

Deferred Stock Compensation

During the fiscal years 2002, 2003 and 2004, the exercise price of certain common stock options granted to employees was less than the deemed fair value of the Company’s stock. Accordingly, the Company recorded deferred stock compensation of $191,000, $244,000 and $144,000, respectively, on these grants which are being amortized to expense under the single award approach over the vesting period of the underlying options. During the years ended June 30, 2002, 2003 and 2004 the Company’s amortization of deferred stock compensation expense totaled $177,000, $91,000 and $110,000, respectively.

Nonemployee Stock Options Issued for Services

During 2000 and 2001, the Company issued nonstatutory options to nonemployees for the purchase of 52,000 and 110,000 shares of common stock, respectively, at a weighted average exercise price of $0.50 per share. Such options were issued for services provided and vest over a period of four years. In accordance with SFAS No. 123, and its related interpretations, the Company accounted for these awards under the fair value method, and as the Company’s stock price changes, the fair value of unvested awards will be subject to change. Accordingly, the Company recorded estimated compensation expense in 2001, 2002 and 2003 equal to the fair value of the options as amortized over the vesting period. For the years ended June 30, 2002, 2003 and 2004, such compensation expense aggregated $120,000, $54,000, and $22,000, respectively. The Black-Scholes option pricing model was used to determine the fair value of the awards using the following weighted average assumptions: an expected life equal to the contractual life of ten years; risk-free interest rates of 3.9%, 4.3%, 5.6%; expected volatility of 65%, 80% and 80%, respectively, in 2002, 2003 and 2004; no dividends during the expected life.

7.    Net Loss Per Share

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

	Years Ended June 30,
	2002	2003	2004
Net loss (numerator)	$(4,251)	$(1,908)	$(536)

Denominator for basic and diluted net loss per share:
Weighted average common shares outstanding	20,139	21,772	21,961

Basic and diluted net loss per share	$(0.21)	$(0.09)	$(0.02)

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

During all periods presented, the Company had securities outstanding that could potentially dilute basic income per share in the future, but were excluded in the computation of diluted income per share in such periods as their effect would have been antidilutive due to the net loss reported in such periods. At March 31, 2004, such outstanding securities consist of 5,499,392 shares of convertible preferred stock, warrants to purchase 60,000 shares of Series B convertible preferred stock and options to purchase 4,187,547 shares of common stock.

8.    Income Taxes

The provision for income taxes consists of the following (in thousands):

	Years Ended June 30,
	2002	2003	2004
Current:
Federal	$(41)	$—	$32
State	1	1	1
Foreign	579	573	706

Total current	539	574	739

Deferred	—	—	—

Provision for income taxes	$539	$574	$739

Differences between income taxes computed by applying the statutory federal income tax rate to loss before income taxes and the provision for income taxes consist of the following (in thousands):

	Years Ended June 30,
	2002	2003	2004
Income tax expense (benefit) computed at the federal statutory rate of 35%	$(1,365)	$(467)	$71
State tax benefit	1	1	1
Foreign taxes	579	573	706
Change in valuation allowance	1,549	942	(181)
Nondeductible stock compensation	168	27	19
Research and development credits	(280)	(327)	(144)
Foreign tax credits	(498)	(513)	(726)
Foreign income taxed at other than the statutory federal rate	271	173	884
Other	114	165	109

Provision for income taxes	$539	$574	$739

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	June 30,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$1,503	$1,304
Tax credit carryforwards	2,999	3,972
Accruals and reserves	1,073	471

Total gross deferred tax assets	5,575	5,747
Valuation allowance	(5,575)	(5,747)

Net deferred tax assets	$—	$—

Based on available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable; accordingly, management has established a full valuation allowance for all deferred tax assets.

As of June 30, 2004, the Company had available for carryforward, net operating losses for federal and state income tax purposes of approximately $2,087,000 and $2,965,000, respectively. Federal net operating loss carryforwards will expire, if not utilized beginning in 2019 through 2023. State net operating loss carryforwards will expire if not utilized beginning in 2009 through 2012.

As of June 30, 2004, the Company had research and development credit carryforwards of approximately $1,132,000 and $842,000 available to offset future federal and state income taxes, respectively. The federal credit carryforwards expire at various dates through 2023, and the state credit carryforwards have no expiration date. As of June 30, 2004, the Company also had available approximately $2,219,000 in foreign tax credit carryforwards for federal income tax purposes and approximately $61,000 in California manufacturers investment credits which expire in 2008 and 2013, respectively.

Current federal and California tax laws include substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change of a corporation, as defined. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such ownership change. Such a limitation could result in the expiration of some or all of the carryforwards before they are utilized.

9.    Employee Benefit Plan

The Company has a defined contribution retirement plan that has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(k) of the Internal Revenue Code of 1986. The plan covers essentially all full-time employees. Eligible employees may make voluntary contributions to the plan of up to 20% of their eligible annual compensation, subject to IRS limits. Employer contributions are discretionary, and the Company has not made any such employer contributions to the plan.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

10.    Segment and Geographic Information

Segment information is presented in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Based on SFAS No. 131, the Company has determined that there are two operating and reportable segments: Products and Internet services. The Products segment designs, develops, manufactures and markets digital imaging software to OEM customers for incorporation into their products. The Internet Services segment designs, develops, manages and hosts customer websites that promote the customers’ products and the Company’s software.

The information used by the Company’s chief operating decision maker (its Chief Executive Officer) to assess performance and allocate resources to these two segments, and a reconciliation of such segment information to income (loss) before income taxes and minority interest are presented in the following table (in thousands):

	Years Ended June 30,
	2002	2003	2004
Product:
Revenue	$13,360	$14,574	$19,043
Cost of revenue	1,717	2,388	3,932

Gross profit	11,643	12,186	15,111

Internet services:
Revenue	5,580	4,252	3,044
Cost of revenue	2,868	2,744	1,877

Gross profit	2,712	1,508	1,167

Costs and expenses:
Engineering and development	6,606	6,630	6,811
Selling and marketing	5,902	4,927	6,067
General and administrative	5,761	3,034	3,030

Total	18,269	14,591	15,908

Income (loss) from operations	(3,914)	(897)	370
Other income (expense), net	12	(437)	(167)

Income (loss) before income taxes and minority interest	$(3,902)	$(1,334)	$203

The Company does not allocate assets to its segments since they cannot be directly attributable to each segment; accordingly, asset information by segment is not readily available.

For the years ended June 30, 2002, 2003 and 2004, the Company recorded revenue from customers throughout the United States, Mexico, Argentina, Canada, the United Kingdom, France, Spain, Norway, Sweden, Finland, the Netherlands, Belgium, the Czech Republic, Germany, Japan, China, Hong Kong, Singapore, Taiwan and Australia. The following table presents total revenue for the years ended June 30,

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

2002, 2003 and 2004 and long-lived assets as of June 30, 2002, 2003 and 2004 attributed to significant countries (in thousands):

	2002		2003		2004
	Total Revenue*	Long-Lived Assets	Total Revenue*	Long-Lived Assets	Total Revenue*	Long-Lived Assets
United States	$9,024	$2,715	$9,292	$1,901	$11,940	$2,755
Japan	7,543	22	6,738	50	7,231	59
United Kingdom	1,327	—	1,005	—	423	9
All other (each less than 10%)	1,046	385	1,791	521	2,493	629

Total	$18,940	$3,122	$18,826	$2,472	$22,087	$3,452

*	Total revenue is attributed to countries based on location of customer.

11.    Major Customers

The following table summarizes total revenue and accounts receivable for customers which accounted for 10% or more of total revenue or accounts receivable:

	Accounts Receivable		Total Revenue
	June 30,		Years Ended June 30,
Customer	2003	2004	2002	2003	2004
A	8%	0%	16%	13%	9%
B	15%	5%	24%	21%	25%
C	6%	0%	11%	12%	11%
D	1%	1%	6%	12%	11%
E	14%	14%	0%	2%	4%
F	0%	11%	0%	0%	2%
G	0%	16%	1%	1%	2%

12.    Related Party Transactions

On December 10, 2002, the Company borrowed $1,500,000 from a stockholder under a promissory note which bears an interest rate of 20% per annum. During the years ended June 30, 2003 and 2004, the Company paid interest of approximately $172,000 and $280,000, respectively, to this stockholder. During fiscal year 2004, the Company repaid $350,000 outstanding under the note payable and repaid the balance of $1,150,000 in August 2004 (see Note 3).

In December 2000, the Company sold Series B convertible preferred stock to two of its customers for $2,500,000. The Company recorded revenue of $4,266,000, $4,616,000 and $4,488,000 from sales to these preferred stockholders in the years ended June 30, 2002, 2003 and 2004, respectively.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

In October 14, 2003, the Company made a loan to an officer pursuant to a recourse promissory note in the principal amount of $94,000, with interest at a rate of 4% per year. The promissory note is due November 16, 2006, the expiration date of the employment agreement, a change in control of the Company or the completion of an IPO. As of June 30, 2004, the amount receivable under the promissory note was included in other current assets.

In December 2002 and 2003, the Company made two loans to its Chief Executive Officer, in connection with the exercise of stock options. The loans were made pursuant to two secured full recourse promissory notes in the principal amounts of $44,000 each, with interest at a rate of 5% and 4% per year. These notes were repaid in April 2004.

13.    Legal Proceedings

On December 30, 2001, the Company, along with over 200 other companies, was named as a defendant in a lawsuit filed by The Massachusetts Institute of Technology and Electronics for Imaging, Inc. The complaint was filed in the United States District Court, Eastern District of Texas, and alleges infringement of U.S. patent No. 4,500,919 owned by The Massachusetts Institute of Technology and licensed to Electronics for Imaging. The first amended complaint seeks unspecified damages, attorneys’ fees and an injunction against further infringement. The Company is currently participating in a joint defense agreement with several of the defendants. The Company, along with its other joint defense members, filed an answer to the first amended complaint on July 1, 2002. On November 24, 2003, the Company filed a motion for summary judgment, seeking the court’s ruling on whether the plaintiffs had sufficiently complied with the marking requirements of 35 U.S.C. §287(a). On August 4, 2004, the magistrate judge issued a report and recommendation that the motion for summary judgment be denied except with respect to the issue of actual notice. The report and recommendation states that filing an action for infringement constitutes actual notice. Although this finding may limit the Company’s exposure, the plaintiffs will likely challenge the report and recommendation. The Company cannot be certain that the report and recommendation will be adopted by the court and what impact this will have on its exposure or the litigation. No trial date has been set for this case. Although the Company intends to vigorously defend itself against these claims, it cannot predict the outcome of this litigation. Management believes the ultimate outcome will not have a material adverse affect on the business, the financial position, results of operations or cash flows of the Company.

In January 2004, the Company settled a claim with a former employee for $340,000 that had alleged breach of contract in a lawsuit filed in May 2002. The Company recorded the claim in general and administrative expenses in its statement of operations for the year ended June 30, 2002.

The Company is subject to various other legal proceedings and claims which may arise in the normal course of business. Management does not believe that any current litigation or claims will have a material adverse affect on the business, the financial position, results of operations or cash flows of the Company.

ARCSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended June 30, 2002, 2003 and 2004

14.    Subsequent Events

In July 2004, the Company entered into an agreement with a bank for a $3,000,000 asset based line-of-credit. The line provides for borrowings up to $3,000,000 based upon a percentage of accounts receivable, an interest rate of prime plus 1.5% (5.75% as of July 2004) and matures in July 2005. The line is secured by all of the Company’s assets and requires that the Company maintain a minimum liquidity, as defined, of $1,000,000 or four months of liquidity, whichever is higher.

Upon obtaining the above line, the Company borrowed $1,000,000 under the line and, in August 2004, repaid the $1,150,000 of borrowings from a stockholder (see Note 3).

*  *  *  *  *

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

Common Stock

PRICE $     PER SHARE

RBC CAPITAL MARKETS

NEEDHAM & COMPANY, INC.

A.G. EDWARDS

PROSPECTUS

                    , 2004

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$5,829
National Association of Securities Dealers, Inc. filing fee		5,100
Nasdaq National Market listing fee		100,000
Blue Sky fees and expenses		10,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving fees		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3(i).2 hereto) and Article 6 of the Registrant’s Amended and Restated Bylaws (Exhibit 3(ii).2 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

From January 1, 1997, we have sold and issued the following securities:

(1) Between January 15, 1997 and June 30, 2004, the Registrant granted options to purchase an aggregate of 10,320,985 shares of common stock at exercise prices ranging from $0.12 to $2.25 per share and sold an aggregate of 910,774 shares of common stock to directors, officers, employees, former employees and consultants at prices ranging from $0.12 to $2.25 per share, for aggregate cash consideration of approximately $414,721.25.

(2) Between April 26, 1999 and June 2, 1999, the Registrant issued and sold an aggregate of 1,832,726 shares of series A preferred stock to 20 accredited investors for an aggregate of $2,016,000.

(3) Between March 22, 2000 and April 6, 2001, the Registrant issued and sold an aggregate of 3,666,666 shares of series B preferred stock to three accredited investors for an aggregate of $5,500,000, and issued warrants to purchase up to 20,000 shares of series B preferred stock to two investors at an exercise price of $1.50 per share.

(4) In November 2003, the Registrant issued warrants to purchase up to 40,000 shares of series B preferred stock to one investor at an exercise price of $1.50 per share.

(5) In April and June 2004, the Registrant issued a total of $2,800,000 in principal amount of convertible promissory notes to one accredited investor.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3(i).1	Amended and Restated Articles of Incorporation of the Registrant and Certificate of Correction of Amended Restated Articles of Incorporation.

3(i).2	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

3(ii).1	Bylaws of the Registrant.

3(ii).2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1*	Specimen Common Stock Certificate.

4.2	Investors Rights Agreement, dated December 22, 2000, by and among the Registrant and certain stockholders of the Registrant including amendments thereto.

5.1*	Opinion of Pillsbury Winthrop LLP.

10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.

Exhibit Number	Description

10.2	2000 Stock Option Plan and form of agreements thereunder.

10.3	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.4	Form of 2004 Employee Stock Purchase Plan.

10.5	Amended and Restated Executive Employment Agreement, dated July 1, 2002, between the Registrant and Hui (Michael) Deng, as amended.

10.6	Executive Employment Agreement, dated November 14, 2002, between the Registrant and Todd J. Rumaner.

10.7	Executive Employment Agreement, dated March 30, 2004, between the Registrant and Alfred V. Larrenaga.

10.8	Standard Multi-Tenant Lease Form, dated January 7, 1998, between the Registrant and Pen Associates No. 2, LLC, a California limited liability company, and Lakehouse, LLC, a California limited liability company, including amendments thereto.

10.9	International Garden Lease, dated September 24, 2001, between Hangzhou ArcSoft ZDQ Software Co. Ltd. and Hangzhou West Lake Estate Operating Co. including amendments thereto.

10.10*	Master Agreement by and between Zoran Corporation and the Registrant dated March 31, 2004

21.1	List of Subsidiaries.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 of this Registration Statement).

*	To be filed by amendment.

(b)	Financial Statement Schedule

Not applicable.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 20th day of August, 2004.

ARCSOFT, INC.

By	/s/ HUI DENG
Hui (Michael) Deng
President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hui (Michael) Deng and Alfred V. Larrenaga, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ HUI DENG Hui (Michael) Deng	President and Chief Executive Officer (Principal Executive Officer) and Director	August 20, 2004

/s/ ALFRED V. LARRENAGA Alfred V. Larrenaga	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 20, 2004

/s/ DAVID C. NAGEL David C. Nagel	Chairman of the Board	August 20, 2004

/s/ GREGORY K. HINCKLEY Gregory K. Hinckley	Director	August 20, 2004

/s/ TIMOTHY C. LIN Timothy C. Lin	Director	August 20, 2004

/s/ RONALD J. SMITH Ronald J. Smith	Director	August 20, 2004

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3(i).1	Amended and Restated Articles of Incorporation of the Registrant and Certificate of Correction of Amended Restated Articles of Incorporation.

3(i).2	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

3(ii).1	Bylaws of the Registrant.

3(ii).2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1*	Specimen Common Stock Certificate.

4.2	Investors Rights Agreement, dated December 22, 2000, by and among the Registrant and certain stockholders of the Registrant including amendments thereto.

5.1*	Opinion of Pillsbury Winthrop LLP.

10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2	2000 Stock Option Plan and form of agreements thereunder.

10.3	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.4	Form of 2004 Employee Stock Purchase Plan.

10.5	Amended and Restated Executive Employment Agreement, dated July 1, 2002, between the Registrant and Hui (Michael) Deng, as amended.

10.6	Executive Employment Agreement, dated November 14, 2002, between the Registrant and Todd J. Rumaner.

10.7	Executive Employment Agreement, dated March 30, 2004, between the Registrant and Alfred V. Larrenaga.

10.8	Standard Multi-Tenant Lease Form, dated January 7, 1998, between the Registrant and Pen Associates No. 2, LLC, a California limited liability company, and Lakehouse, LLC, a California limited liability company, including amendments thereto.

10.9	International Garden Lease, dated September 24, 2001, between Hangzhou ArcSoft ZDQ Software Co. Ltd. and Hangzhou West Lake Estate Operating Co. including amendments thereto.

10.10*	Master Agreement by and between Zoran Corporation and the Registrant dated March 31, 2004

21.1	List of Subsidiaries.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 of this Registration Statement).

*	To be filed by amendment.